UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
September, 2021
Commission File Number
0-99

PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México,
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒
Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1)
Yes  ☐             No  ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7)
Yes  ☐             No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b)
under the Securities Exchange Act of 1934.
Yes  ☐             No  ☒

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form
20-F
of Petróleos Mexicanos for the fiscal year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 17, 2021 (which we refer to as the Form
20-F)
and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form
20-F
and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page
F-1.
In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene), and, for periods prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers), (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein. Petróleos Mexicanos hereby designates this report on Form
6-K
as being incorporated by reference into the Offering Circular dated October 28, 2019, as supplemented on February 10, 2020, relating to its U.S. $112,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.
Exchange Rates
On September 24, 2021, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 20.0940 = U.S. $1.00.
We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our unaudited condensed consolidated interim financial statements included herein, as of and for the six-months
ended June 30, 2021, at an exchange rate of Ps. 19.8027 = U.S. $1.00, which is the exchange rate that the
Secretaría de Hacienda y Crédito Público
(Ministry of Finance and Public Credit) instructed us to use on June 30, 2021, and as of and for the year ended December 31, 2020, at an exchange rate of Ps. 19.9487 = U.S. $1.00, which is the exchange rate that the Ministry of Finance and Public Credit instructed us to use on December 31, 2020. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.
Pemex Fertilizers
Prior to January 1, 2021,
Pemex Fertilizantes
(Pemex Fertilizers) operated as an additional productive state-owned subsidiary. On January 12, 2021, the Board of Directors of Petróleos Mexicanos issued the
Declaratoria de Extinción de Pemex Fertilizantes
(Declaration of Extinction of Pemex Fertilizers), which was published in the Official Gazette of the Federation on January 27, 2021 and became effective on January 1, 2021. As of January 1, 2021, all of the assets, liabilities, rights and obligations of Pemex Fertilizers were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Fertilizers. Pemex Fertilizers was in turn dissolved effective as of January 1, 2021.
Government Equity Capital Contribution
For the
six-month
period ended June 30, 2021, the Federal Government of Mexico, which we refer to as the Mexican Government, has made equity capital contributions in the amount of Ps. 113.2 billion (U.S. $5.7 billion) to Petróleos Mexicanos.
We used these funds to reduce our overall indebtedness, manage the maturity profile of our debt, improve our financial position and carry out the construction of the new Dos Bocas Refinery. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support” in the Form
20-F.

Selected Financial Data
The selected financial data as of December 31, 2020 is derived from the audited consolidated financial statements of PEMEX included in the Form
20-F.
The selected financial data as of June 30, 2021 and for the
six-month
periods ended June 30, 2021 and 2020 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).
For the year ended December 31, 2020, we recognized a net loss of Ps. 509.1 billion and had negative equity of Ps. 2,404.7 billion. We had negative working capital of Ps. 442.6 billion during the same period. Cash flows from operating activities were Ps. 65.3 billion for the year ended December 31, 2020. As of and for the six-month
period ended June 30, 2021, we recognized a net loss of Ps. 23.0 billion and had negative equity of Ps. 2,073.3 billion. We had negative working capital of Ps. 461.4 billion and cash flows from operating activities of Ps. 20.7 billion during the six-months
ended June 30, 2021. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them below.
We also have substantial debt, including substantial short-term debt. This debt was mainly incurred to finance investments to carry out our operations. Due to our heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flows derived from our operations in recent years have not been sufficient to fund our operations and investment programs. As a result, our indebtedness has increased significantly, and our working capital has deteriorated. In addition, the significant crude oil price drop, which started in March 2020, and the negative economic impact as a result of the current global health crisis caused by the
COVID-19
pandemic, have negatively impacted our financial performance. During the first six-months
of 2021, the weighted average Mexican crude oil price was U.S. $61.96 per barrel, an increase of U.S. $21.05 per barrel as compared to the 2020 weighted average Mexican crude oil export price of U.S. $40.91 per barrel. As of September 24, 2021, the weighted average Mexican crude oil export price was U.S. $70.59 per barrel. While prices have begun to increase, they remain volatile, and any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition.
We believe we have the capacity to comply with our payment obligations and our operating continuity, including our ability to refinance debt. However, our future cash flows are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2021 and from the slow-down of the economy would have an adverse impact on our results of operation, cash flows and may require us to consider additional actions to address these shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form
20-F
and Notes
18-F
and 20 to our unaudited condensed consolidated interim financial statements included herein.
In this report we include selected financial data from our statement of financial position as of June 30, 2021 and from our statement of comprehensive income and our statement of cash flows for the six-month
period ended June 30, 2021. In addition, we include selected financial data from our statement of financial position as of December 31, 2020, as well as the statement of comprehensive income and the statement of cash flows for the six-month
period ended June 30, 2020 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended (1)
	December 31, 2020	June 30, (2)
		2020	2021
	(millions of pesos)
Statement of Comprehensive Income Data
Net sales	953,662	465,803	664,989
Operating (loss) income	(63,063)	616	163,705
Financing income	16,742	9,252	15,221
Financing cost	(161,765)	(96,841)	(74,163)
Derivative financial instruments income (cost), net	17,096	(15,021)	(12,358)
Foreign exchange (loss) income, net	(128,949)	(419,661)	23,596
Net (loss)	(509,052)	(606,587)	(22,994)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	39,990	n.a.	41,536
Total assets	1,928,488	n.a.	2,037,020
Long-term debt (3)	1,867,630	n.a.	1,776,848
Total long-term liabilities (4)	3,560,805	n.a.	3,237,701
Total equity (deficit)	(2,404,727)	n.a.	(2,073,260)
Statement of Cash Flows Data
Depreciation and amortization	129,632	64,325	68,198
Acquisition of wells, pipelines, properties, plant and equipment (5)	(114,977)	(54,261)	(65,616)

Note: n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Derived from June 2021 interim financial statements, which are unaudited.
(3)	Long-term debt does not include short-term indebtedness of Ps. 503,055 million (U.S. $25,403 million) as of June 30, 2021.
(4)	Total long-term liabilities do not include short-term liabilities of Ps. 872,578 million (U.S. $44,064 million) as of June 30, 2021.
(5)	Includes capitalized finance cost.
Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX
The following table sets forth our capitalization as of June 30, 2021.

	As of June 30, 2021 (1)
	(millions of pesos or U.S. dollars)
Long-term leases (2)	Ps. 52,999	U.S. $	2,676
Long-term external debt	1,623,100		81,964
Long-term domestic debt	153,748		7,764

Total long-term debt (3)	1,776,848		89,728

Total long-term leases and long-term debt	1,829,847		92,404

Certificates of Contribution “A” (4)	638,105		32,223
Mexican Government contributions to Petróleos Mexicanos	43,731		2,208
Legal reserve	1,002		51
Accumulated other comprehensive result	(9,998)		(505)
Accumulated deficit from prior years	(2,723,476)		(137,531)
Net (loss) (5)	(22,885)		(1,156)

Total controlling interest	(2,073,521)		(104,710)
Total non-controlling interest	261		13

Total equity (deficit)	(2,073,260)		(104,697)

Total capitalization	(243,413)		(12,293)

Note:	Numbers may not total due to rounding.
(1)
Derived from June 2021 interim financial statements, which are unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.8027 = U.S. $1.00 as of June 30, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	Total long-term leases does not include short-term leases of Ps. 8,197 million (U.S. $414 million) as of June 30, 2021.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 503,055 million (U.S. $25,403 million) as of June 30, 2021.
(4)	Equity instruments held by the Mexican Government.
(5)	Excluding amounts attributable to non-controlling interests of Ps. 108 million for the six-month period ended June 30, 2021.
Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects
Results of Operations of PEMEX—For the six months ended June 30, 2021 compared to the six months ended June 30, 2020.
General
The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form
20-F
and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form
20-F,
and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page
F-1.

	Six months ended June 30, (1)
	2020	2021 (2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 256,982	Ps. 344,327	U.S. $	17,388
Export	206,401	318,598		16,089
Services income	2,420	2,064		104

Total of sales	465,803	664,989		33,581
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	7,925	32,192		1,626
Cost of sales	396,199	463,839		23,423

Gross income	77,529	233,342		11,783
Distribution, transportation and sale expenses	8,568	6,914		349
Administrative expenses	72,875	67,250		3,396
Other revenues	6,235	5,483		277
Other expenses	(1,704)	(956)		(48)

Operating income	617	163,705		8,267
Financing income	9,252	15,221		769
Financing cost	(96,841)	(74,163)		(3,745)
Derivative financial instruments (cost), net	(15,021)	(12,358)		(624)
Foreign exchange (loss) gain, net	(419,661)	23,596		1,192
(Loss) profit sharing in joint ventures and associates	(811)	(3,208)		(162)

(Loss) income before duties, taxes and other	(522,466)	112,793		5,696
Total duties, taxes and other	84,121	135,787		6,857

Net (loss)	(606,587)	(22,994)		(1,161)
Other comprehensive results	25,571	241,286		12,185

Total comprehensive (loss) income	(581,016)	218,292		11,023

Note:	Numbers may not total due to rounding.
(1)	Derived from June 2021 interim financial statements, which are unaudited.
(2)
Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.8027 = U.S. $1.00 at June 30, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.
Total Sales
Total sales increased by 42.8% or Ps. 199.2 billion in the first six months of 2021, from Ps. 465.8 billion in the first six months of 2020 to Ps. 665.0 billion in the first six months of 2021, mainly due to a 95.8% increase in the weighted average price of Mexican crude oil.
Domestic Sales
Domestic sales increased by 34.0% in the first six months of 2021, from Ps. 257.0 billion in the first six months of 2020 to Ps. 344.3 billion in the first six months of 2021, mainly due to increases in the sales prices of gasoline, natural gas and natural gas liquids. Domestic sales of petroleum products increased by 18.8% in the first six months of 2021, from Ps. 213.8 billion in the first six months of 2020 to Ps. 254.1 billion in the first six months of 2021, mainly due to a 28.9% increase in the sales volume of premium gasoline, 62.5% increase in the sales volume of fuel oil, and 19.7% increase in the sales volume of jet fuel.
Domestic sales of natural gas increased by 219.6% in the first six months of 2021, from Ps. 9.7 billion in the first six months of 2020 to Ps. 31.0 billion in the first six months of 2021, mainly due to a 251.4% increase in its average sales price.
Domestic sales of liquefied petroleum gas increased by 79.3% in the first six months of 2021, from Ps. 13.4 billion in the first six months of 2020 to Ps. 24.1 billion in the first six months of 2021, mainly as a result of a 79.9% increase in its average sales price.

Export Sales
Export sales increased by 54.4% in peso terms in the first six months of 2021 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 206.4 billion in the first six months of 2020 to Ps. 318.6 billion in the first six months of 2021. This increase was mainly due to a 95.8% increase in the weighted average Mexican export crude oil price in the first six months of 2021, compared to the first six months of 2020. From January 1 to June 30, 2020, the weighted average Mexican export crude oil price was U.S. $31.50 per barrel, compared to U.S. $61.69 per barrel in the same period of 2021.
Crude oil and condensate sales increased by 44.2%, from Ps. 148.0 billion in the first six months of 2020 to Ps. 213.4 billion in the first six months of 2021, and in U.S. dollar terms increased by 70.8%, from U.S. $6.5 billion in the first six months of 2020 to U.S. $11.1 billion in the first six months of 2021. The weighted average price per barrel of crude oil exports in the first six months of 2021 was U.S. $61.69, 95.8% higher than the weighted average price of U.S. $31.50 in the first six months of 2020.
Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 163.2%, from Ps. 10.6 billion in the first six months of 2020 to Ps. 27.9 billion in the first six months of 2021, primarily due to a 75.0% increase in the sales volume of fuel oil.
For the
six-month
period ended June 30, 2021, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.1847 = U.S. $1.00, compared to Ps. 21.6091 = U.S. $1.00 during the same period of 2020, representing an appreciation of the peso against the U.S. dollar by Ps. 1.4244 (or 6.6%), which had an unfavorable effect on our export sales of Ps. 33.6 billion.
Service Income
Service income decreased by 12.5% in the first six months of 2021, from Ps. 2.4 billion in the first six months of 2020 to Ps. 2.1 billion in the first six months of 2021, mainly as a result of a decrease in transportation services provided by Pemex Industrial Transformation and Pemex Logistics to third parties.
(Reversal) Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net
Net reversal of impairment of wells, pipelines, properties, plant and equipment increased by Ps. 24.3 billion in the first six months of 2021 as compared to the first six months of 2020, from a net reversal of impairment of Ps. 7.9 billion as of June 30, 2020 to a net reversal of impairment of Ps. 32.2 billion as of June 30, 2021. This net reversal of impairment was primarily due to (1) a net reversal of impairment of Ps. 28.2 billion in the cash generating units (CGUs) of Pemex Exploration and Production, mainly due to an increase in projected crude oil prices and a decrease in the discount rate and (2) a net reversal of impairment of Ps. 3.9 billion in the CGU of Pemex Industrial Transformation, mainly due to an increase in sales prices and a decrease in the discount rate.
Cost of Sales
Cost of sales increased by 17.1%, from Ps. 396.2 billion in the first six months of 2020 to Ps. 463.8 billion in the first six months of 2021. This increase was mainly due to (1) a Ps. 31.5 billion increase in import purchases, primarily Premium gasoline and natural gas, due to increased demand, which, in turn, was primarily the result of the gradual recovery of economic activity following the decline caused by the
COVID-19
pandemic and (2) a Ps. 17.2 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached in the initial months of the
COVID-19
pandemic.

General Expenses
Total general expenses (including distribution, transportation and sale expenses and administrative expenses) decreased by 8.8%, from Ps. 81.4 billion for the first six months of 2020 to Ps. 74.2 billion for the first six months of 2021, mainly due to a decrease in net periodic cost of employee benefit.
Other Revenues
Other revenues decreased by Ps. 0.7 billion in the first six months of 2021, from Ps. 6.2 billion in the first six months of 2020 to Ps. 5.5 billion in the first six months of 2021. This decrease was mainly due to a Ps. 0.5 billion decrease in income from insurance recovery.
Other Expenses
Other expenses decreased by Ps. 0.7 billion in the first six months of 2021, from Ps. 1.7 billion in the first six months of 2020 to Ps. 1.0 billion in the first six months of 2021. This decrease was mainly due to a decrease of Ps. 1.4 billion in disposal of wells, pipelines, properties, plant and equipment which was offset by an increase of Ps. 0.7 billion in expenses related to provisions for trial in process.
Financing Income
Financing income increased by Ps. 5.9 billion in the first six months of 2021, from Ps. 9.3 billion in the first six months of 2020 to Ps. 15.2 billion in the first six months of 2021. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.
Financing Cost
Financing cost decreased by Ps. 22.6 billion in the first six months of 2021, from Ps. 96.8 billion in the first six months of 2020 to Ps. 74.2 billion in the first six months of 2021, mainly due to the effect of the 0.7% appreciation of the peso against the U.S. dollar for the six-month
period ended June 30, 2021, as compared to a depreciation of 21.9% for the same period of 2020.
Derivative Financial Instruments (Cost), Net
Derivative financial instruments (cost), net, decreased by Ps. 2.7 billion, from a derivative financial instruments cost of Ps. 15.0 billion in the first six months of 2020 to a derivative financial instruments cost of Ps. 12.4 billion in the first six months of 2021, due to (1) an increase in the fair value of our favorable cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net increase in other derivative financial instruments, such as currency options and interest rate options.
Foreign Exchange Gain (Loss), Net
A substantial portion of our debt, 85.4% as of June 30, 2021, is denominated in foreign currency. Foreign exchange loss decreased by Ps. 443.3 billion, from a foreign exchange loss of Ps. 419.7 billion in the first six months of 2020 to a foreign exchange gain of Ps. 23.6 billion in the first six months of 2021, primarily due to the effect of appreciation of the peso against the U.S. dollar for the first six months of 2021, as compared to the depreciation of the peso against the U.S. dollar for the first six months of 2020. The value of the peso in U.S. dollar terms depreciated by 21.9%, from Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 22.9715 = U.S. $1.00 as of June 30, 2020, as compared to a 0.7% appreciation of the peso in U.S. dollar terms from Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 19.8027 = U.S. $1.00 as of June 30, 2021.

Duties, Taxes and Other
The
Derecho por la Utilidad Compartida
(Profit-sharing Duty, or DUC) and other duties and taxes paid increased by 61.5% in the first six months of 2021, from Ps. 84.1 billion in the first six months of 2020 to Ps. 135.8 billion in the first six months of 2021, mainly due to an increase in the Profit-sharing Duty of Ps. 63.2 billion, principally driven by the 95.8% increase in the weighted average export price of Mexican crude oil, from U.S. $31.50 per barrel in the first six months of 2020 to U.S. $61.69 per barrel in the first six months of 2021; partially offset by the favorable effect of deferred income tax of Ps. 9.4 billion. Duties and taxes represented 18.1% and 20.4% of total sales in the first six months of 2021 and 2020, respectively.
Net (Loss)
In the first six months of 2021, we had a net loss of Ps. 23.0 billion, as compared to a net loss of Ps. 606.6 billion in the first six months of 2020.
This decrease in net loss was mainly the result of (1) a Ps. 199.2 billion increase in total sales, mainly due to an increase in the weighted average price of Mexican crude oil exports, (2) a Ps. 24.3 billion increase in net reversal of impairment of wells, pipelines, properties, plant and equipment and (3) a Ps. 443.3 billion decrease in foreign exchange loss, mainly due to the appreciation of the peso against the U.S. dollar for the first six months of 2021 as compared to the depreciation of the peso against the U.S. dollar for first six months of 2020; partially offset by (1) a Ps. 67.6 billion increase in cost of sales, mainly in cost of import purchases (primarily Premium gasoline and natural gas) due to increase demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the
COVID-19
pandemic and (2) a Ps. 51.7 billion increase in taxes and duties, mainly due to a 95.8% increase in the weighted average export price of Mexican crude oil.
Other Comprehensive Results
In the first six months of 2021, we reported a total comprehensive gain of Ps. 241.3 billion as compared to a total comprehensive gain of Ps. 25.6 billion in the first six months of 2020, mainly due to an increase in the actuarial gains for employee benefits as a result of an increase in the discount rate and expected rate of return on plan assets used in the actuarial computation method.
Liquidity and Capital Resources
Overview
During the first six months of 2021, our liquidity position was adversely affected mainly due to an increase in income taxes and duties payable and an increase in short-term debt as a result of indebtedness primarily incurred to meet our working capital needs and to the reclassification of credits with a current maturity of less than one year from long-term debt to short-term debt. This negative impact to our liquidity position was partially offset by (1) a decrease in the balance of accounts payable to suppliers in the first six months of 2021 due to payments made by us, (2) an increase in other accounts receivable, mainly taxes to be recovered and prepaid taxes, (3) an increase in customers due to higher sales and (4) an increase in the value of the inventories derived from the increase in oil prices in the first six months of 2021 compared to oil prices in the same period of 2020.
Our principal uses of new funds in the first six months of 2021 were the payment of debt maturities due during the same period and capital expenditures. We met the requirement to pay such debt maturities primarily with cash provided by cash flows from borrowings, which amounted to Ps. 746.5 billion. During the first six months of 2021, our net cash flow from operating activities amounted to Ps. 20.7 billion and our net cash flow used in investing activities amounted Ps. 102.0 billion, which included Ps. 102.3 billion used in the acquisition of wells, pipelines, properties, plant and equipment, intangible assets and other assets.
Our 2021 budget includes Ps. 45.1 billion, which is classified as financial investment, rather than capital expenditures, related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo, which is developing the construction of the Dos Bocas Refinery. During the first six months of 2021, works in progress related to the Dos Bocas Refinery, including payments made in advance to contractors, have increased by Ps. 29.4 billion from Ps. 5.2 billion as of December 31, 2020 to Ps. 34.6 billion as of June 30, 2021.

As of June 30, 2021, we owed our suppliers Ps. 254.8 billion, as compared to Ps. 282.0 billion as of December 31, 2020. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities during the next twelve months, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in such period
.
The
Ley de Ingresos de la Federación para el Ejercicio Fiscal de
2021
(the Federal Revenue Law for the Fiscal Year 2021) applicable to us as of January 1, 2020 provides for the incurrence of up to Ps. 42.1 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
We have a substantial amount of debt, including a substantial amount of short-term debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. Periods of low oil prices and increased oil price volatility, together with our declining production, have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite fluctuating oil prices and our heavy tax burden, our cash flow from operations for the six-month
period ended June 30, 2021, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for the remainder of 2021. We continue to evaluate our capital expenditures needs and opportunities in light of the ongoing
COVID-19
pandemic.
As of June 30, 2021, our total indebtedness, including accrued interest, was Ps. 2,279.9 billion (U.S. $115.1 billion), in nominal terms, which represents a 0.9% increase in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,258.7 billion (U.S. $113.2 billion) as of December 31, 2020. As of June 30, 2021, 34.1% of our existing debt, or Ps. 778.2 billion (U.S. $39.3 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital deteriorated during the six-month
period ended June 30, 2021, from a negative working capital of Ps. 442.5 billion (U.S. $22.2 billion) as of December 31, 2020, to a negative working capital of Ps. 461.4 billion (U.S. $23.0 billion) as of June 30, 2021. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities, refinancing our existing indebtedness and repurchase transactions. In addition, we are taking actions to improve our financial position, as discussed above.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were approximately 31.7% of our total liabilities as of June 30, 2021, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of June 30, 2021, our substantial unfunded reserve for retirement pensions and seniority premiums was approximately Ps. 1,302.1 billion. For more information on our Employee Benefits and Benefit Pension Plan, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Employee Benefits” and “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Benefit Pension Plan” in the Form
20-F.
Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

Ratings actions related to us that occurred in 2021 include the following:

•
On March 31, 2021, Fitch Ratings affirmed our long-term foreign and local currency ratings at
BB-.
The rating outlook is stable. In addition, Fitch simultaneously affirmed our national long-term ratings at A(mex) and national short-term ratings at F1(mex), and has withdrawn all national scale ratings for commercial reasons.

•	On April 30, 2021, HR Ratings affirmed our global credit ratings to HR BBB+(G) with a negative outlook and affirmed our local credit rating at HR AAA with a stable outlook.

•	On July 27, 2021, Moody’s lowered our credit rating for our outstanding notes, as well as credit ratings based on our guarantee to A3.mx/Ba3 from A2.mx/Ba2.
Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.
If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Selected Financial Data—Liquidity and Capital Resources” in our Form
20-F.
Going Concern
Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations as they become due. As we describe in Notes
2-B
and
18-F
to our unaudited condensed consolidated interim financial statements included herein, there exists significant doubts concerning our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes
2-B
and
18-F
to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Cash Flows from Operating, Investing and Financing Activities
During the first six months of 2021, net cash flows from operating activities totaled Ps. 20.7 billion, as compared to net cash flows used in operating activities, which totaled Ps. 35.4 billion in the first six months of 2020. During the first six months of 2021, our net cash flows used in investing activities totaled Ps. 102.0 billion, as compared to Ps. 62.5 billion in the first six months of 2020. During the first six months of 2021, new financings totaled Ps. 746.5 billion and payments of principal and interest totaled Ps. 775.8 billion, as compared to Ps. 576.4 billion and Ps. 562.7 billion, respectively, during the first six months of 2020. During the first six months of 2021, we applied net funds of Ps. 102.3 billion to acquisitions of wells, pipelines, properties, plant and equipment, other assets and intangible assets as compared to Ps. 62.6 billion in the first six months of 2020.
As of June 30, 2021, our cash and cash equivalents totaled Ps. 41.5 billion, as compared to Ps. 40.0 billion as of December 31, 2020. See Note 9 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position
We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2021 and December 31, 2020.

As of
	June 30, 2021	December 31, 2020
(millions of pesos)
Amounts available under existing credit facilities	Ps. 7,965	Ps. 74,903
Cash and cash equivalents	41,536	39,990

Liquidity	Ps. 49,501	Ps. 114,893

Our lines of credit are fully committed and accordingly available at any time. We have a total amount of Ps. 189,481 million (U.S. $7,700 million and Ps. 37,000 million) in credit lines in order to provide liquidity, subject to our authorized net indebtedness. As of June 30, 2021, we had withdrawn Ps. 181,515 million (U.S. $7,525 million and Ps. 32,500 million) from these credit lines and had available Ps. 7,966 million (U.S. $175 million Ps. 4,500 million). As of September 24, we had withdrawn Ps. 169,737 million (U.S. $7,225 million and Ps. 25,000 million) from these credit lines and had available Ps. 21,516 million (U.S. $475 million and Ps. 12,000 million).
The following table summarizes our sources and uses of cash for the six-month
periods ended June 30, 2021 and 2020:

	For the six-month period ended June 30,
	2021	2020
	(millions of pesos)
Net cash flows from (used in) operating activities	Ps. 20,734	Ps. (35,447)
Net cash flows (used in) investing activities	(101,983)	(62,466)
Net cash flows from financing activities	82,089	58,517
Effects of foreign exchange on cash balances	706	16,035

Net increase (decrease) in cash and cash equivalents	Ps. 1,546	Ps. (23,361)

Note: Numbers may not total due to rounding.
Recent Financing Activities
During the period from June 30, 2021 to September 24, 2021, we participated in the following financing activities:

•	On July 8, 2021, we entered into a U.S. $300,000,000 term loan due July 2024, which bears interest at a floating rate linked to the London Inter Bank Offered Rate (LIBOR) plus 320 basis points.

•
On July 16, 2021, we entered into a U.S. $750,000,000 term loan due January 2023, which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by our long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•
On July 21, 2021, we renewed a promissory note entered into in January 2021 for Ps. 4,000,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,000,000,000 and a term of 120 days at a rate linked to TIIE plus 257.5 basis points.

•
On July 21, 2021, we renewed a promissory note entered into in January 2021 for Ps. 2,500,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,500,000,000 and a term of 161 days at a rate linked to TIIE plus 240 basis points.

•	On September 13, 2021, we entered into a U.S. $500,000,000 term loan due December 2021, which bears interest at a floating rate linked to LIBOR plus 200 basis points.

•
On September 21, 2021, we entered into a U.S. $300,000,000 promissory notes in three tranches due December 2021. These tranches bear interest at a floating rate linked to LIBOR plus 200 to 245 basis points.

During the period from July 1, 2021 to September 24, 2021, Holdings Holanda Services, B.V., as debtor, obtained U.S. $7,041 million in financing from its revolving credit lines and repaid U.S. $6,986 million. As of June 30, 2021, the outstanding amount under these revolving credit lines was U.S. $2,273 million. As of September 24, 2021, the outstanding amount under these revolving credit lines was U.S. $2,328 million.
For our financing activities for the period from January 1, 2021 to May 11, 2021, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—2021 Financing Activities” in the Form
20-F.
As of June 30, 2021, and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview
Production
Set forth below are our selected summary operating data.

	Six months ended June 30,
	2020		2021		Change		%
Operating Highlights
Production
Liquid crude oil (tbpd) (1)(3)		1,706		1,726		20	1.2
Natural gas (mmcfpd) (2)(3)		3,624		3,679		55	1.5
Petroleum products (tbpd) (4)		603		714		111	18.4
Dry gas from units (mmcfpd)		2,247		2,025		(222)	(9.9)
Natural gas liquids (tbpd)		218		176		(42)	(19.3)
Petrochemicals (tt)		767		676		(91)	(11.9)
Average crude oil exports (tbpd) (5)
Isthmus	U.S. $	101.2	U.S. $	145.7		45	44.0
Maya		1,041.3		848.9		(192)	(18.5)

Total	U.S. $	1,142.5	U.S. $	994.6		(147.9)	(12.9)
Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S. $	6,671.3	U.S. $	10,849.1	U.S. $	4,177.8	62.6
Average PEMEX crude oil export prices per barrel (6)
Isthmus	U.S. $	31.31	U.S. $	60.90		29.6	94.5
Maya		32.50		60.31		27.8	85.6

Weighted average price (7)	U.S. $	31.81	U.S. $	60.27		28.5	89.5
West Texas Intermediate crude oil average price per barrel (5)	U.S. $	37.47	U.S. $	61.22		23.8	63.4

Notes: Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
tt = thousands of tons
n.a. not available

(1)	Includes crude oil and condensates.
(2)	Gas production does not include nitrogen.
(3)	Does not consider the production of oil and gas corresponding to the partner.
(4)	Gasoline production does not consider transfers.
(5)
The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as
PMI-NASA,
and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of June 30, 2021.

(6)	Average price during period indicated based on billed amounts.
(7)	On September 24, 2021, the weighted average price of our crude oil export mix was U.S. $70.59 per barrel.
(8)	On September 24, 2021, the West Texas Intermediate crude oil spot price was U.S. $73.98 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Liquid crude oil daily production increased by 1.2% in the first six months of 2021, from 1,706 thousand barrels per day in the first six months of 2020 to 1,726 thousand barrels per day in the first six months of 2021. This increase was mainly due to:

•	a 15.3% and 77.7% increase in the production of light crude oil and condensates, respectively, of the Yaxche, Quesqui, Ixachi, Mulach, Octli and Tlacame fields and improved field performance.
Partially offset by:

•
a 4.7% decrease in the production of heavy crude oil, primarily due to the deceleration of development activities and declining production at certain fields of the
Ku-Maloob-Zaap
business unit, as well as a production stoppage for approximately 11 thousand barrels per day in January to suppress leaks in the 36” diameter pipeline from the Yaxche A platform to the Dos Bocas Maritime Terminal.

During the first six months of 2021, natural gas production increased by 1.5%, from 3,624 million cubic feet per day in the first six months of 2020 to 3,679 million cubic feet per day in the same period of 2021. This increase in production was primarily a result of:

•	a 0.5% increase in associated gas production, primarily due to an increase in the production of the Quesqui field and improved field performance; and

•	a 4.4% increase in non-associated gas production, mainly due to the incorporation of the production of the Ixachi field.
Production of petroleum products increased by 18.4% in the first six months of 2021, from 603 thousand barrels per day in the first six months of 2020 to 714 thousand barrels per day in the first six months of 2021. The increase in production of petroleum products was mainly due to the increase in crude oil processing levels recorded, which is explained by the continuity of the National Refining System rehabilitation program.
The production of distillates (gasoline, diesel and jet fuel) in the National Refining System increased by 31 thousand barrels per day in the first six months of 2021 as compared to the first six months of 2020. This increase in the production of distillates was mainly due to the Tula, Salina Cruz and Cadereyta refineries increasing production by 21 thousand barrels per day, 19 thousand barrels per day and 17 thousand barrels per day, respectively
During the first six months of 2021, dry gas production decreased by 9.9%, as compared to the same period of 2020. This decrease was mainly explained by a decrease in gas production at the Nuevo Pemex, Burgos and Poza Rica gas processing complexes. The decrease in gas production at the Nuevo Pemex, Burgos and Poza Rica gas processing complexes was mainly due to lower supply of sour and sweet wet gas from Pemex Exploration and Production.
During the first six months of 2021, natural gas liquids production decreased by 19.3%, as compared to the same period of 2020. The decrease was the result of a decrease in sour and sweet gas received from Pemex Exploration and Production fields.
During the first six months of 2021, the production of petrochemical products decreased by 91 thousand tons, a 11.9% decrease as compared to the first six months of 2020. This decrease was mainly explained by:

•
an 80 thousand ton decrease in the production of sulfur, as a result of lower production at the Ciudad Pemex, Nuevo Pemex and Cactus gas processing complexes, due to the shutdown of their sulfur recovery units, as the result of corrective maintenance;

•	a 67 thousand ton decrease in the production of ethane derivatives, mainly due to the derivatives units experiencing operational and auxiliary services difficulties;

•
a 40 thousand ton decrease in the production of aromatics and derivatives, mainly due to the intermittent operation of the continuous catalytic regenerative (CCR) plant at La Cangrejera petrochemical complex, due to problems with the supply of auxiliary services and the failure of a compressor; and

•	a 2 ton decrease in the production of propylene, due to lower production at La Cangrejera and Morelos petrochemical complexes due to decreased reliability.
This decrease was partially offset by:

•
a 53 thousand ton increase in the production of methane derivatives, which includes the production of ammonia and methanol, due to the stable operation of the ammonia VI unit of the Cosoleacaque petrochemical complex since March 2021, as a result of the maintenance work carried out on the refrigeration system unit, and the stable and unrestricted commercial operation of the methanol unit of the Independencia petrochemical complex since January 1, 2021;

•	a 29 thousand ton increase in the production of other petrochemicals, mainly due to an increase in the production of carbon dioxide at the Cosoleacaque petrochemical complex; and

•	a 16 thousand ton increase in raw material for carbon black production, mainly due to increased processing of heavy crude oil at the Cadereyta and Madero refineries.

Impacts of the
COVID-19
Pandemic in 2021
The ongoing effects on our business and our financial performance of the
COVID-19
pandemic remain highly uncertain. If the impact of the
COVID-19
pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and the value of our inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting. For further information regarding the impact of the
COVID-19
pandemic on us, see “Item 3–—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell”, “Item 3––Risk Factors—The outbreak of
COVID-19
has had and may continue to have an adverse effect on our business, results of operations and financial condition” and “Item 5—Overview” in the Form
20-F.
Industrial Transformation
Retail Service Stations
As of June 30, 2021, there were a total of 7,136 Pemex franchise gas stations, a decrease of 4.4% as compared to 7,468 Pemex gas stations as of December 31, 2020. As of June 30, 2021, 7,091 of these Pemex franchise gas stations were privately owned and operated as franchises, a decrease of 4.5% as compared to 7,423 privately-owned franchises as of December 31, 2020, while the remaining 45 were owned by Pemex Industrial Transformation, which was the same as of December 31, 2020. This decrease was mainly due to ongoing increased competition in the open market. In addition, as of June 30, 2021, Pemex Industrial Transformation supplied oil products to 6,082 gas stations outside of the Pemex franchise program, an increase of 7.3% as compared to 5,666 gas stations as of December 31, 2020. As of June 30, 2021, 951 of the gas stations outside of the Pemex franchise model operated under sublicenses of the Pemex brand, an increase of 7.7% as compared to 883 gas stations as of December 31, 2020 and, as of June 30, 2021. 5,131 gas stations used third party brands as of June 30, 2021, an increase of 7.3% as compared to 4,783 gas stations as of December 31, 2020. For more information regarding our gas stations, see “Item 4—Information on the Company—Industrial Transformation—Refining—Domestic Sales” and Item 4—Information on the Company—International Trading—Gas Stations in the United States” in the Form
20-F.

Deer Park Refinery
Since 1993, through our subsidiary company
PMI-NASA,
we have held a 49.99% interest in a limited partnership with Shell Oil Company, which holds a refinery located in Deer Park, Texas. The refinery has the capacity to process 340 thousand barrels per day of crude oil. Under the Deer Park Limited Partnership agreement, Shell Oil Company, as operator, is responsible for determining feedstock requirements. Shell Oil Company and PMI-NASA
each provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output. This agreement is limited to the specific purpose of operating the Deer Park refinery.
On May 24, 2021, the Board of Directors of Petróleos Mexicanos approved the investment for the acquisition of Shell Oil Company’s interest in the Deer Park Refining Limited Partnership L.P. On the same date, we signed an agreement to acquire the 50.01% interest in the Deer Park Limited Partnership currently held by Shell Oil Company, with an estimated price of U.S. $596.0 million, such that upon closing we will own 100% of the Deer Park refinery. The acquisition of the Deer Park refinery will be fully financed by the Mexican Government and is expected to close during the last quarter of 2021, subject to regulatory approvals and other customary conditions to closing. This acquisition is part of our self-sufficiency objective to supply fuel demand in Mexico.
Directors and Senior Management
Effective as of August 3, 2021, Mr. Rogelio Eduardo Ramírez de la O was ratified by the Chamber of Deputies as Secretary of Finance and Public Credit and therefore, in accordance with the Ley de Petróleos Mexicanos (Law of Petróleos Mexicanos), as member of the Board of Directors of Petróleos Mexicanos, replacing Mr. Arturo Herrera Gutierrez.
Exploration and Production
On July 2, 2021, an undersea gas pipeline ruptured in our
Ku-Maloob-Zaap
field in the Gulf of Mexico. The ensuing gas leak caused a fire in the ocean. According to our investigation, lightning in the area caused the fire when it struck gas that had risen to the ocean’s surface. We brought the gas leak under control within five hours. No oil leaked as a result of the accident and there were no reported injuries or deaths.
On July 5, 2021, the
Secretaría de Energía
(Ministry of Energy, or SENER) awarded control of the Zama field to us. We had been in discussions with the Block 7 Consortium, which is composed of Talos Energy Offshore Mexico 7, S. de R.L. de C.V., Sierra O&G Exploración y Producción, S. de R.L. de C.V. (now a WSDM company) and Premier Oil Exploration and Production Mexico, S.A. de C.V., in order to jointly submit a proposed unification agreement to the SENER. We were unable to reach an agreement with respect to the unification of the Zama field and, therefore, the SENER was empowered to award control of the field.
On August 22, 2021, a fire broke out at the
E-Ku-A2
platform of our
Ku-A
processing center in the
Ku-Maloob
Zaap business unit. Unfortunately, seven people lost their lives and six people were injured in the fire. Due to the fire, we temporarily stopped production at 125 wells. While we restored production of these wells as of August 30, 2021, this stoppage resulted in a decrease in production of 1.6 million barrels.

PETRÓLEOS MEXICANOS,
PRODUCTIVE STATE-OWNED SUBSIDIARIES
AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND
FOR THE THREE AND
SIX-MONTH
PERIODS ENDED
JUNE 30, 2021 AND 2020

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES
AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE AND
SIX-MONTH
PERIODS ENDED JUNE 30, 2021 AND 2020

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNDAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Figures stated in thousands, except as noted)

	Note	June 30, 2021		December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	8,9	Ps.	41,535,969	Ps.	39,989,781
Customers	8,10		97,934,559		68,382,413
Other financing receivable	8,10		39,738,861		31,615,623
Other non-financing receivable	10		112,743,372		89,789,428
Inventories	11		83,141,990		52,605,661
Current portion of the Government Bonds	8, 15-B		15,973,436		18,036,557
Derivative financial instruments	8		18,625,086		25,947,993
Other current assets			1,486,420		3,492,283

Total current assets			411,179,693		329,859,739
Non-current assets:
Investments in joint ventures and associates	8,12		8,617,412		12,015,129
Wells, pipelines, properties, plant and equipment, net	13		1,303,450,733		1,276,129,521
Rights of use			56,970,930		59,195,257
Long-term notes receivable, net of current portion	8,15-A		858,648		886,827
Long-term portion of the Government Bonds	8,15-B		110,783,999		111,512,962
Deferred income taxes and duties			85,128,031		108,529,199
Intangible assets, net	14		23,003,774		22,775,784
Other assets	15-C		37,026,758		7,583,510
Total non-current assets		Ps .	1,625,840,285	Ps .	1,598,628,189

Total assets		Ps.	2,037,019,978	Ps.	1,928,487,928

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	8,16	Ps .	503,054,910	Ps.	391,097,267
Short-term leases	8		8,197,327		8,106,937
Suppliers	8		254,834,764		281,978,041
Income taxes and duties payable			64,055,788		51,200,314
Accounts and accrued expenses payable	8		34,033,948		30,709,497
Derivative financial instruments	8		8,401,709		9,318,015

Total current liabilities		Ps .	872,578,446	Ps .	772,410,071

Long-term liabilities:
Long-term debt, net of current portion	8,16		1,776,848,493		1,867,630,050
Long-term leases, net of current portion	8		52,998,972		55,077,191
Employee benefits			1,302,069,834		1,535,168,086
Provisions for sundry creditors	17, 19		96,647,328		94,625,884
Other liabilities			6,567,307		4,891,562
Deferred income taxes and duties			2,569,555		3,412,114

Total long-term liabilities		Ps .	3,237,701,489	Ps .	3,560,804,887

Total liabilities		Ps .	4,110,279,935	P s.	4,333,214,958

EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”	18	Ps.	638,105,447	Ps.	524,931,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(9,998,279)		(251,284,990)
Accumulated deficit:
From prior years			(2,723,475,900)		(2,214,597,087)
Net loss for the period			(22,885,349)		(508,878,813)

Total controlling interest			(2,073,521,360)		(2,405,096,722)
Total non-controlling interest			261,403		369,692

Total equity (deficit)		Ps.	(2,073,259,957)	Ps.	(2,404,727,030)

Total liabilities and equity (deficit)		Ps.	2,037,019,978	Ps.	1,928,487,928

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY
COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE
SIX-MONTH
PERIODS ENDED JUNE 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	Note	2021		2020
Net sales:
Domestic		Ps.	344,327,164	Ps.	256,981,527
Export			318,597,981		206,401,422
Services income			2,063,727		2,420,226

Total of sales	7		664,988,872		465,803,175
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	13		32,192,460		7,924,576
Cost of sales			463,838,720		396,199,258

Gross income			233,342,612		77,528,493
Distribution, transportation and sale expenses			6,913,752		8,568,416
Administrative expenses			67,250,355		72,875,246
Other revenues			5,483,414		6,234,886
Other expenses			(955,817)		(1,704,077)

Operating income			163,706,102		615,640

Financing income (1)			15,221,002		9,252,136
Financing (cost) (2)			(74,163,068)		(96,841,499)
Derivative financial instruments (cost), net			(12,357,848)		(15,020,580)
Foreign exchange gain (loss), net			23,595,953		(419,660,915)

Sum of financing (costs) net, derivative instruments (cost) net and foreign exchange gains(loss), net			(47,703,961)		(522,270,858)
(Loss) sharing in joint ventures and associates	12		(3,208,284)		(810,624)

Income (loss) before duties, taxes and other			112,793,857		(522,465,842)

Profit-sharing duty, net			135,551,525		72,310,729
Income tax expense			235,696		11,810,752

Total duties, taxes and other			135,787,221		84,121,481

Net (loss)		Ps.	(22,993,364)	Ps.	(606,587,323)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			(250,749)		25,625,590
Items that will not be reclassified subsequently to profit or loss:
Actuarial gains (losses)—employee benefits, net of taxes	18 d.	Ps.	241,537,186	Ps.	(54,156)

Total other comprehensive results			241,286,437		25,571,434

Total comprehensive income (loss)		Ps.	218,293,073	Ps.	(581,015,889)

Net loss attributable to:
Controlling interest		Ps.	(22,885,349)	Ps.	(606,461,210)
Non-controlling interest			(108,015)		(126,113)

Net (loss)		Ps.	(22,993,364)	Ps.	(606,587,323)

Other comprehensive results attributable to:
Controlling interest		Ps.	241,286,711	Ps.	25,660,799
Non-controlling interest			(274)		(89,365)

Total other comprehensive results		Ps.	241,286,437	Ps.	25,571,434

Comprehensive income (loss):
Controlling interest		Ps.	218,401,362	Ps.	(580,800,411)
Non-controlling interest			(108,289)		(215,478)

Total comprehensive income (loss)		Ps.	218,293,073	Ps.	(581,015,889)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Includes financing income from investments.
(2)	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY
COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	Note	2021		2020
Net sales:
Domestic		Ps.	176,692,084	Ps.	99,199,107
Export			169,628,253		81,260,836
Services income			1,115,378		1,233,118

Total of sales	7		347,435,715		181,693,061
(Impairment) of wells, pipelines, properties, plant and equipment, net	13		(14,437,323)		(18,391,590)
Cost of sales			245,386,451		153,139,702

Gross income			87,611,941		10,161,769
Distribution, transportation and sale expenses			3,815,840		5,174,677
Administrative expenses			33,700,377		37,972,304
Other revenues			2,940,977		3,354,345
Other expenses			(738,534)		46,080

Operating income (loss)			52,298,167		(29,584,787)

Financing income (3)			4,898,904		3,553,559
Financing (cost) (4)			(37,112,797)		(43,938,985)
Derivative financial instruments (cost), net			(2,425,848)		632,390
Foreign exchange gain, net			80,200,387		49,545,434

Sum of financing (costs) net, derivative instruments (cost) net and foreign exchange gains, net			45,560,646		9,792,398
(Loss) sharing in joint ventures and associates	12		(1,366,193)		(919,067)

Income (loss) before duties, taxes and other			96,492,620		(20,711,456)

Profit-sharing duty, net			74,334,821		14,747,723
Income tax expense			7,793,567		8,877,522

Total duties, taxes and other			82,128,388		23,625,245

Net income (loss)		Ps.	14,364,232	Ps.	(44,336,701)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			(7,350,952)		(3,111,539)
Items that will not be reclassified subsequently to profit or loss:
Actuarial losses—employee benefits, net of taxes	18 d.	Ps.	(7,794,399)	Ps.	(191,178,079)

Total other comprehensive results			(15,145,351)		(194,289,618)

Total comprehensive (loss)		Ps.	(781,119)	Ps.	(238,626,319)

Net loss attributable to:
Controlling interest		Ps.	14,411,719	P s.	(44,331,120)
Non-controlling interest			(47,487)		(5,581)

Net income (loss)		Ps.	14,364,232	Ps.	(44,336,701)

Other comprehensive results attributable to:
Controlling interest		Ps.	(15,144,291)	Ps.	(194,221,795)
Non-controlling interest			(1,060)		(67,823)

Total other comprehensive results		Ps.	(15,145,351)	Ps.	(194,289,618)

Comprehensive (loss) income:
Controlling interest		Ps.	(732,572)	Ps.	(238,552,915)
Non-controlling interest			(48,547)		(73,404)

Total comprehensive (loss)		Ps.	(781,119)	Ps.	(238,626,319)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Includes financing income from investments.
(2)	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET
FOR THE
SIX-MONTH
PERIODS ENDED JUNE 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	Controlling interest
							Accumulated other comprehensive income (loss)				Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Cumulative currency translation effect		Actuarial (losses) gains on employee benefits effect		For the period		From prior years		Total		Non-controlling interest		Total equity (deficit), net

Balances as of December 31, 2019	Ps.	478,675,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	43,229,070	Ps.	(283,307,660)	Ps.	(281,490,302)	Ps.	(1,933,106,785)	Ps.	(1,931,267,509)	Ps.	(141,793)	Ps.	(1,931,409,302)

Transfer to accumulated deficit		—		—		—		—		—		281,490,302		(281,490,302)		—		—		—
Increase in Mexican Government contributions		46,063,000		—		—		—		—		—		—		46,063,000		—		46,063,000
Non-controlling divestment		—		—		—		—		—		—		—		—		783,748		783,748
Total comprehensive (loss) income		—		—		—		25,714,955		(54,156)		(606,461,210)		—		(580,800,411)		(215,478)		(581,015,889)

Balances as of June 30, 2020		524,738,447		43,730,591		1,002,130		68,944,025		(283,361,816)		(606,461,210)		(2,214,597,087)		(2,466,004,920)		426,477		(2,465,578,443)

Balances as of December 31, 2020	Ps.	524,931,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	51,201,257	Ps.	(302,486,247)	Ps.	(508,878,813)	Ps.	(2,214,597,087)	Ps.	(2,405,096,722)	Ps.	369,692	Ps.	(2,404,727,030)

Transfer to accumulated deficit		—		—		—		—		—		508,878,813		(508,878,813)		—		—		—
Increase in Mexican Government contributions		113,174,000		—		—		—		—		—		—		113,174,000		—		113,174,000
Total comprehensive income (loss)		—		—		—		(250,476)		241,537,187		(22,885,349)		—		218,401,362		(108,289)		218,293,073

Balances as of June 30, 2021	Ps.	638,105,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	50,950,781	Ps.	(60,949,060)	Ps.	(22,885,349)	Ps.	(2,723,475,900)	Ps.	(2,073,521,360)	Ps.	261,403	Ps.	(2,073,259,957)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY
COMPANIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS
FOR THE
SIX-MONTH
PERIODS ENDED JUNE 30, 2021 AND 2020
(Figures stated in thousands, except as noted)

	2021		2020
Operating activities
Net (loss)	Ps.	(22,993,364)	Ps.	(606,587,323)
Items related to investment activities
Income taxes and duties		135,787,221		84,121,480
Depreciation and amortization of wells, pipelines, properties, plant and equipment		68,197,867		64,324,775
Amortization of intangible assets		81,275		190,744
(Reversal of impairment) of wells, pipelines, properties, plant and equipment		(32,192,460)		(7,924,576)
Capitalized unsuccessful wells		6,476		3,237,075
Unsuccessful wells from intangible assets		4,663,242		4,258,607
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		1,047,168		2,043,836
Depreciation of rights of use		3,254,163		3,691,546
Impairment of rights of use		213,260		—
Unrealized foreign exchange (income) of reserve for well abandonment		1,620,504		1,770,407
Gains from the transfer of shares		—		(833,180)
Loss sharing in joint ventures and associates		3,208,284		810,624
Items related to financing activities
Unrealized foreign exchange (income) loss		(23,916,994)		397,694,576
Interest expense		74,163,068		96,841,499
Interest income		(15,221,002)		(3,966,492)

		197,918,708		39,673,598
Profit-sharing duty paid		(120,757,320)		(68,057,759)
Derivative financial instruments		6,406,601		(11,035,118)
Accounts receivable		(46,178,939)		1,545,038
Inventories		(22,968,510)		28,148,874
Accounts payable and accrued expenses		3,324,450		6,429,833
Suppliers		(29,135,136)		(55,742,807)
Provisions for sundry creditors		3,301,332		20,255,055
Employee benefits		8,438,936		33,298,143
Other taxes and duties		20,384,181		(29,962,047)

Net cash flows from (used in) operating activities		20,734,303		(35,447,190)

Investing activities
Interests collected		295,948		—
Resources from the transfer of shares		—		134,716
Other notes receivable		—		36,338
Other assets		(27,437,384)		75,914
Acquisition of wells, pipelines, properties, plant and equipment		(65,616,447)		(54,261,437)
Intangible assets		(9,224,626)		(8,451,176)

Net cash flows (used in) investing activities		(101,982,509)		(62,465,645)

(Cash deficit) before financing activities		(81,248,206)		(97,912,835)
Financing activities
Increase in equity due to Certificates of Contribution “A”		113,174,000		46,063,000
Long-term receivables from the Mexican Government		—		4,080,544
Interest received for long-term receivables from the Mexican Government		3,472,081		903,126
Lease payments of principal		(2,880,331)		—
Lease payments of interest		(2,310,719)		(6,159,671)
Loans obtained from financial institutions		746,457,255		576,365,276
Debt payments, principal only		(699,214,601)		(494,855,903)
Interest paid		76,608,807		(67,879,184)

Net cash flows from (used in) financing activities		82,088,878		58,517,188

Net increase (decrease) in cash and cash equivalents		840,672		(39,395,647)
Effects of foreign exchange on cash balances		705,516		16,035,097
Cash and cash equivalents at the beginning of the period		39,989,781		60,621,631

Cash and cash equivalents at the end of the period (Note 9)	Ps.	41,535,969	Ps.	37,261,081

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND
FOR THE THREE AND
SIX-MONTH
PERIODS ENDED JUNE 30, 2021 AND 2020
(Figures stated in thousands, except as noted)
NOTE 1. STRUCTURE

AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the
Diario Oficial de la Federación
(“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the
Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía
(Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the
Ley de Petróleos Mexicanos
(the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the
Secretaría de Energía
(“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the
Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias
(General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as the collecting, selling and trading of hydrocarbons.
The Subsidiary Entities,
Pemex Exploración y Producción
(“Pemex Exploration and Production”),
Pemex Transformación
Industrial
(“Pemex Industrial Transformation”) and
Pemex Logística
(“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own names, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).
The primary purposes of the Subsidiary Entities are as follows:

•
Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•
Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; as well as producing, distributing and trading ammonia and its derivatives and fertilizers, as well as provides related services; and

•
Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.
The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.
“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION
Authorization –
On September
2
8
, 2021, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.
Statement of compliance –
PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2021 and December 31, 2020, and for the
six-month
periods ended June 30, 2021 and 2020, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations. These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020.

A.	Basis of accounting
These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

Item	Basis of measurement
Derivative Financial Instruments (“DFIs”)	Fair Value
Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

B.	Going concern
The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note
18-f).

C.	Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.
The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos
;

iii.
Employee benefits provision was approximately 32% and 35% of PEMEX’s total liabilities as of each of June 30, 2021 and December 31, 2020, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, ca
s
h flows from domestic sales are generated and received in Mexican pesos
.
Mexico’s monetary policy regulator, the
Banco de México
(“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.
Terms definition –
References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

D.	Use of judgments and estimates
The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020.

i.	Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial
assets and liabilities.
PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
PEMEX recognizes
transfers
between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
NOTE 3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies applied in the
preparation
of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. However, these new standards have not had an
 impact on the unaudited condensed consolidated interim financial statements of PEMEX.
In connection with the Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which became effective on January 1, 2021, the amendments address issues that might affect financial reporting as a result of reforms to IBOR interest rate benchmarks, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of IBOR interest rate benchmarks with alternative benchmark rates. The amendments provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to:

•	changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

•	hedge accounting .
The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars.
Therefore, PEMEX has identified and is reviewing contracts, expiring after the applicable cessation dates, that could have an impact derived from the change in the aforementioned rates. PEMEX will continue working on any amendments to the contracts which may be required as a result of the transition.
PEMEX has a reduced number of financial instruments (debt instruments and DFIs) referenced to floating rates in U.S. dollars with maturity and interest rate fixation after June 2023.
PEMEX is currently monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.
Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.
NOTE 4. STANDARDS ISSUED BUT NOT YET EFFECTIVE
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021, and earlier application is permitted; however, PEMEX has not early adopted any of the forthcoming new or amended standards in preparing these unaudited condensed consolidated interim financial statements.

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
As of June 30, 2021 and December 31, 2020, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics. Former Subsidiary Entity Pemex Fertilizers was also consolidated in these financial statements until December 31, 2020.
As of June 30, 2021 and December 31, 2020, the consolidated Subsidiary Companies are as follows:

•	PEP Marine, DAC. (“PEP DAC”) (v)(viii)

•	P.M.I. Holdings, B.V. (“PMI HBV”) (i)(vii)(xii)

•	P.M.I. Trading DAC (“PMI Trading”) (i)(vii)(xi)

•	P.M.I. Holdings Petróleos España, S. L. (“HPE”) (i)(vii)(viii)

•	P.M.I. Services North America, Inc. (“PMI SUS”) (i)(vii)(x)

•	P.M.I. Norteamérica, S. A. de C. V. (“PMI NASA”) (i)(vii)(viii)

•	P.M.I. Comercio Internacional, S. A. de C. V. (“PMI CIM”) (i)(ii)(viii)

•	P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (“SANMA”) (vii)(viii)

•	Pro-Agroindustria, S. A. de C. V. (“AGRO”) (vii)(viii)

•	P.T.I. Infraestructura de Desarrollo, S. A. de C. V. (“PTI ID”) (vi)(vii)(viii)

•	P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (“PMI CT”) (i)(iii)

•	P.M.I. Transoceánico Gas LP, S. A. de C. V. (“PMI TG”) (i)(iii)

•	P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (“PMI SP”) (i)(vii)(viii)

•	P.M.I. Midstream del Centro, S. A. de C. V. (“PMI MC”) (i)(vi)

•	PEMEX Procurement International, Inc. (“PPI”) (vii)(x)

•	Hijos de J. Barreras, S. A. (“HJ BARRERAS”) (ii)(iv)

•	PEMEX Finance, Ltd. (“FIN”) (vii)(xiii)

•	Mex Gas Internacional, S. L. (“MGAS”) (vii)(viii)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (“PDII”) (vii)(viii)

•	Kot Insurance Company, AG. (“KOT”) (vii)(xiii)

•	PPQ Cadena Productiva, S.L. (“PPQCP”) (vii)(viii)

•	III Servicios, S. A. de C. V. (“III Servicios”) (vii)(viii)

•	PM.I. Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(vii)(viii)

•	PMX Fertilizantes Holding, S.A de C.V. (“PMX FH”) (vii)(viii)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (vii)(viii)

•	Grupo Fertinal (“GP FER”) (vii)(viii)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(viii)

•	P.M.I. Trading Mexico, S.A. de C.V. (“TRDMX”) (i)(vii)(viii)

•	Holdings Holanda Services, B.V. (“HHS”) (vii)(xii)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company. (98.33% in PMI CIM and 60.0% in COMESA).

iii.	These companies were merged into PMI NASA in 2020.

iv.	As of May 2020, this company is not included in the consolidation (see Note 18-g).

v.	This company was liquidated in August 2020.

vi.	This company was liquidated in April 2020.

vii.	Petróleos Mexicanos owns 100.0% of the interests in this Subsidiary Company .

viii.	Operates in Mexico.

ix.	Operates in Spain.

x.	Operates in United States of America.

xi.	Operates in Ireland.

xii.	Operates in Netherlands.

xiii.	Operates in Switzerland.

xiv.	Operates in Cayman Islands.
NOTE 6. SEGMENT FINANCIAL INFORMATION
PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of June 30, 2021, PEMEX’s operations were conducted through five business segments: Exploration and Production, Industrial Transformation, Logistics, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Until December 31, 2020, PEMEX’s operations were also conducted through an additional business segment, Fertilizers (merged into the Industrial Transformation segment as of January 1, 2021). Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices.
The primary sources of revenue for PEMEX’s business segments are as described below:

•
The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 17 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•
The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the
Comisión Federal de Electricidad
(Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the
Aeropuertos y Servicios Auxiliares
(Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•
The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•
The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market. This entity was merged into the Industrial Transformation segment as of January 1, 2021.

•
The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•
The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance
services to PEMEX’s entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. The columns before intersegment eliminations include unconsolidated figures. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/ for the six -month period ended June 30, 202 1	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total

Sales:
Trade	Ps.	206,706,617	318,437,410	—	132,581,557	5,199,561	—	662,925,145
Intersegment		200,919,297	76,375,499	40,891,703	176,130,213	43,255,866	(537,572,578)	—
Services income		42,762	174,569	1,407,366	431,703	7,327	—	2,063,727
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		28,192,228	3,890,372	109,860	—	—	—	32,192,460
Cost of sales		202,361,364	431,665,030	22,060,617	297,963,237	16,067,440	(506,278,968)	463,838,720

Gross income (loss)		233,499,540	(32,787,180)	20,348,312	11,180,236	32,395,314	(31,293,610)	233,342,612
Distribution, transportation and sales expenses		167,743	7,764,429	98,483	742,884	56,422	(1,916,209)	6,913,752
Administrative expenses		26,153,766	24,650,353	7,868,371	779,982	37,135,549	(29,337,666)	67,250,355
Other revenue		1,378,180	2,660,105	69,256	156,327	1,219,546	—	5,483,414
Other expense s		(1,041,832)	(109,792)	169,574	(4,738)	(14,220)	45,191	(955,817)

Operating income (loss)		207,514,379	(62,651,649)	12,620,288	9,808,959	(3,591,331)	5,456	163,706,102
Financing income		37,893,946	205,019	2,921,438	167,642	70,898,926	(96,865,969)	15,221,002
Financing cost		(64,308,499)	(7,573,113)	(199,573)	(950,928)	(97,991,470)	96,860,515	(74,163,068)
Derivative financial instruments (cost) income, net		(8,422,174)	(5,942)	—	(1,154,363)	(2,775,369)	—	(12,357,848)
Foreign exchange gain (loss), net		22,864,530	(131,264)	61,832	(122,546)	923,401	—	23,595,953
(Loss) profit sharing in joint ventures and associates		(192,518)	(19,521)	(2)	(1,156,698)	5,539,878	(7,379,423)	(3,208,284)
Taxes, duties and other		135,551,525	—	637,450	618,669	(1,020,423)	—	135,787,221

Net (loss) income	Ps.	59,798,139	(70,176,470)	14,766,533	5,973,397	(25,975,542)	(7,379,421)	(22,993,364)

Total current assets	Ps.	929,907,879	184,344,445	191,503,918	211,632,518	1,075,450,065	(2,181,659,132)	411,179,693
Total non-current assets		883,293,718	386,391,522	156,491,044	38,663,651	895,172,990	(734,172,640)	1,625,840,285
Total current liabilities		477,657,736	553,633,258	42,220,288	165,948,402	1,812,699,805	(2,179,581,043)	872,578,446
Total non-current liabilities		2,207,242,912	624,006,831	72,099,089	237,352	2,073,051,508	(1,738,936,203)	3,237,701,489
Equity (deficit), net		(871,699,051)	(606,904,122)	233,675,585	84,110,415	(1,915,128,258)	1,002,685,474	(2,073,259,957)
Depreciation and amortization		56,428,366	7,512,553	2,780,632	124,117	1,352,199	—	68,197,867
Depreciation of rights of use		186,344	2,029,953	372,305	482,173	397,184	—	3,467,959
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		16,503,105	23,989,048	3,854,837	—	14,760,558	—	59,107,548

As of/ for the three-month period ended June 30, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	112,143,204	161,510,111	—	69,363,611	3,303,411	—	346,320,337
Intersegment		99,561,700	40,431,438	21,406,880	94,335,188	16,629,872	(272,365,078)	—
Services income		26,329	129,689	739,964	192,751	26,645	—	1,115,378
(Impairment) of wells, pipelines, properties, plant and equipment, net		(13,733,070)	(704,252)	—	—	—	—	(14,437,322)
Cost of sales		113,559,192	216,887,135	11,432,901	156,847,516	9,550,404	(262,890,696)	245,386,452

Gross income (loss)		84,438,971	(15,520,149)	10,713,943	7,044,034	10,409,524	(9,474,382)	87,611,941
Distribution, transportation and sales expenses		89,816	4,259,392	32,601	361,672	77,399	(1,005,040)	3,815,840
Administrative expenses		8,975,254	11,975,691	1,716,339	418,163	19,026,881	(8,411,951)	33,700,377
Other revenue		740,426	1,923,834	47,177	85,863	143,677	—	2,940,977
Other expenses		(805,255)	(69,033)	85,282	(3,148)	(5,492)	59,112	(738,534)

Operating income (loss)		75,309,072	(29,900,431)	9,097,462	6,346,914	(8,556,571)	1,721	52,298,167
Financing income		16,538,988	94,789	1,384,779	91,436	34,134,997	(47,346,085)	4,898,904
Financing cost		(31,001,258)	(3,980,924)	(116,439)	(479,137)	(48,879,404)	47,344,363	(37,112,799)
Derivative financial instruments (cost) income, net		3,088,752	2,168	—	(736,998)	(4,779,769)	—	(2,425,847)
Foreign exchange gain (loss), net		71,050,692	4,374,952	218,953	(101,760)	4,657,551	—	80,200,388
(Loss) profit sharing in joint ventures and associates		(107,859)	184,185	18	907,020	49,006,481	(51,356,038)	(1,366,193)
Taxes, duties and other		74,334,821	—	(809,143)	(405,257)	9,007,967		82,128,388

Net income (loss)	Ps.	60,543,566	(29,225,261)	11,393,916	6,432,732	16,575,318	(51,356,039)	14,364,232

Depreciation and amortization		32,302,418	3,850,452	1,121,390	65,864	674,408	—	38,014,532
Depreciation of rights of use		108,904	1,014,977	571,020	236,051	345,628	—	2,276,580
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		8,952,586	12,786,223	2,374,865	—	7,970,763	—	32,084,437

F-1
5

As of/ for the six -month period ended June 30, 2020	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	140,600,291	247,044,887	—	71,666,720	4,071,051	—	463,382,949
Intersegment		109,739,595	37,301,471	43,755,291	146,707,221	60,486,083	(397,989,661)	—
Services income		65,632	60,488	2,219,276	47,722	27,108	—	2,420,226
Reversal of impairment (Impairment) of wells, pipelines, properties, plant and equipment, net		10,633,701	(2,709,125)	—	—	—	—	7,924,576
Cost of sales		168,268,001	326,164,193	19,184,795	214,808,734	14,197,416	(346,423,881)	396,199,258

Gross income (loss)		92,771,218	(44,466,472)	26,789,772	3,612,929	50,386,826	(51,565,780)	77,528,493
Distribution, transportation and sales expenses		81,187	9,704,583	81,861	597,693	142,619	(2,039,527)	8,568,416
Administrative expenses		43,554,497	29,569,178	9,041,895	1,045,114	38,979,264	(49,314,702)	72,875,246
Other revenue		609,026	1,951,828	143,572	261,585	3,268,875	—	6,234,886
Other expenses		(1,558,017)	(45,550)	(10,339)	(163,863)	(129,705)	203,397	(1,704,077)

Operating income (loss)		48,186,543	(81,833,955)	17,799,249	2,067,844	14,404,113	(8,154)	615,640
Financing income		37,023,438	259,692	1,236,074	159,966	91,989,346	(121,416,380)	9,252,136
Financing cost		(96,330,084)	(5,800,178)	(198,591)	(430,597)	(115,506,582)	121,424,533	(96,841,499)
Derivative financial instruments (cost) income, net		(13,879,389)	(12,805)	—	(592,059)	(536,327)	—	(15,020,580)
Foreign exchange (loss), net		(369,425,793)	(27,905,896)	(780,239)	(647,165)	(20,901,822)	—	(419,660,915)
Profit (loss) sharing in joint ventures and associates		2,325	(2,706,684)	(1,152)	(1,047,613)	(583,346,129)	586,288,629	(810,624)
Taxes, duties and other		72,310,729	—	4,442,883	4,394,878	2,972,991	—	84,121,481

Net (loss) income	Ps.	(466,733,689)	(117,999,826)	13,612,458	(4,884,502)	(616,870,392)	586,288,628	(606,587,323)

Total current assets	Ps.	950,698,400	262,193,199	8,029,413	117,541,969	865,029,183	(1,908,828,771)	294,663,393
Total non-current assets		763,623,170	549,353,774	3,303,103	48,591,499	871,553,065	(662,583,727)	1,573,840,884
Total current liabilities		386,991,882	322,090,395	14,531,641	77,635,378	1,667,499,324	(1,905,883,147)	562,865,473
Total non-current liabilities		2,643,771,581	786,030,467	6,488,779	2,711,596	2,497,808,346	(2,099,794,462)	3,837,016,307
Equity (deficit), net		(1,316,441,893)	(296,573,889)	(9,687,904)	85,786,494	(2,428,725,422)	1,434,265,111	(2,531,377,503)
Depreciation and amortization		50,491,080	9,664,356	2,894,992	158,778	1,115,569	—	64,324,775
Depreciation of rights of use		163,778	2,474,242	110,008	576,304	367,214	—	3,691,546
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		17,895,613	29,833,798	331,646	—	16,377,306	—	64,438,363

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transf
o
rmation segment
.

F-1
6

As of/ for the three -month period ended June 30, 2020	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	50,026,945	93,574,325	—	34,454,780	2,403,893	—	180,459,943
Intersegment		44,080,306	17,011,525	21,153,047	41,301,527	38,398,713	(161,945,118)	—
Services income		47,065	31,886	1,057,687	26,002	70,478	—	1,233,118
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net		(11,339,187)	(7,054,769)	—	2,366	—	—	(18,391,590)
Cost of sales		81,839,627	113,625,300	10,829,157	66,646,434	4,716,582	(124,517,398)	153,139,702

Gross income (loss)		975,502	(10,062,333)	11,381,577	9,138,241	36,156,502	(37,427,720)	10,161,769
Distribution, transportation and sales expenses		37,445	6,135,956	(36,315)	305,232	76,675	(1,344,316)	5,174,677
Administrative expenses		29,204,734	17,745,256	6,067,358	516,893	20,586,668	(36,148,605)	37,972,304
Other revenue		469,813	576,430	114,915	104,799	2,088,388	—	3,354,345
Other expenses		248,412	(2,508)	(1,892)	(132,053)	3,334	(69,213)	46,080

Operating (loss) income		(27,548,452)	(33,369,623)	5,463,557	8,288,862	17,584,881	(4,012)	(29,584,787)
Financing income		16,539,597	125,405	672,494	75,217	40,877,726	(54,736,880)	3,553,559
Financing cost		(41,333,547)	(3,357,297)	(128,838)	(149,676)	(53,710,522)	54,740,895	(43,938,985)
Derivative financial instruments (cost) income, net		13,199,179	7,172	—	(2,613,030)	(9,960,931)	—	632,390
Foreign exchange gain (loss), net		43,946,023	2,700,681	289,687	(75,472)	2,684,515		49,545,434
Profit (loss) sharing in joint ventures and associates		178	98,592	(6,621)	542,203	(36,829,544)	35,276,125	(919,067)
Taxes, duties and other		14,768,900	—	3,410,564	2,538,280	2,907,501	—	23,625,245

Net (loss) income	Ps.	(9,965,922)	(33,795,070)	2,879,715	3,529,824	(42,261,376)	35,276,128	(44,336,701)

Depreciation and amortization		23,075,460	5,048,330	1,456,697	79,407	552,681	—	30,212,575
Depreciation of rights of use		(57,421)	1,234,920	84,093	251,880	186,527	—	1,699,999
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		9,539,926	16,701,294	271,371	—	9,839,376	—	36,351,967

(1)
On January 1, 2021, Pemex Fertilizers

was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment
.

As of/ for the year ended December 31, 2020	Exploration and Production	Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.937,017,021	155,514,025	166,202,857	168,261,357	906,149,787	(2,003,285,308)	329,859,739
Total non-current assets	884,741,960	331,853,787	167,498,268	40,084,813	750,322,623	(575,873,262)	1,598,628,189
Total current liabilities	464,163,895	405,696,477	39,568,364	129,161,357	1,734,633,918	(2,000,813,940)	772,410,071
Total non-current liabilities	2,363,252,154	714,743,134	90,624,955	1,121,488	2,218,921,311	(1,827,858,155)	3,560,804,887
Equity (deficit), net	(1,005,657,068)	(633,071,799)	203,507,806	78,063,325	(2,297,082,819)	1,249,513,525	(2,404,727,030)
Depreciation and amortization	101,126,295	19,744,860	5,917,668	317,241	2,525,756	—	129,631,820
Depreciation of rights of use	313,008	4,715,238	460,957	992,148	747,880	—	7,229,231
Net periodic cost of employee benefits excluding items recognized in other comprehensive income	35,356,366	51,845,677	8,927,651	(1,156)	32,680,002	—	128,808,540

(1)
On January 1, 2021, Pemex Fertilizers was m
e
rged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

F-1
7

NOTE 7. REVENUE
For the
six-month
periods ended June 30, 2021 and 2020, revenues

from sales to third parties were as follows:

A.	Revenue disaggregation

For the six-month period ended June 30,	Exploration and Production	Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2021
United States	Ps. 116,938,407	—	—	100,998,666	1,468,491	219,405,564
Other	59,263,824	—	—	7,778,714	326,755	67,369,293
Europe	30,426,403	—	—	1,396,721	—	31,823,124
Local	120,745	318,611,979	1,407,366	22,839,159	3,411,642	346,390,891

Total	Ps. 206,749,379	318,611,979	1,407,366	133,013,260	5,206,888	664,988,872

2020
United States	Ps. 83,070,103	—	—	59,174,052	—	142,244,155
Other	15,651,931	—	—	4,037,368	925,203	20,614,502
Europe	41,756,656	—	—	292,156	18,899	42,067,711
Local	187,233	247,105,375	2,219,276	8,210,866	3,154,057	260,876,807

Total	Ps. 140,665,923	247,105,375	2,219,276	71,714,442	4,098,159	465,803,175

Major products and services 2021
Crude oil	Ps. 206,628,634	—	—	23,138	—	206,651,772
Gas	77,983	54,278,836	—	33,823,129	—	88,179,948
Refined petroleum products	—	257,013,275	—	96,880,359	—	353,893,634
Other	—	7,145,299	—	1,854,931	5,199,561	14,199,791
Services	42,762	174,569	1,407,366	431,703	7,327	2,063,727

Total	Ps. 206,749,379	318,611,979	1,407,366	133,013,260	5,206,888	664,988,872

2020
Crude oil	Ps. 140,478,690	—	—	—	—	140,478,690
Gas	121,601	26,561,986	—	16,226,582	—	42,910,169
Refined petroleum products	—	214,730,172	—	54,283,845	—	269,014,017
Other	—	5,752,729	—	1,156,293	4,071,051	10,980,073
Services	65,632	60,488	2,219,276	47,722	27,108	2,420,226

Total	Ps. 140,665,923	247,105,375	2,219,276	71,714,442	4,098,159	465,803,175

Timing of revenue recognition 2021
Products transferred at a point in time	Ps. 206,706,617	288,421,474	1,407,366	132,581,557	5,199,561	634,316,575
Products and services transferred over the time	42,762	30,190,505	—	431,703	7,327	30,672,297

Total	Ps. 206,749,379	318,611,979	1,407,366	133,013,260	5,206,888	664,988,872

Timing of revenue recognition 2020
Products transferred at a point in time	Ps. 140,600,291	247,044,887	—	71,666,720	4,071,051	463,382,949
Products and services transferred over the time	65,632	60,488	2,219,276	47,722	27,108	2,420,226

Total	Ps. 140,665,923	247,105,375	2,219,276	71,714,442	4,098,159	465,803,175

(1)
On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

F-1
8

For the three-month period ended June 30,	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2021
United States	Ps.	65,399,780	—	—	52,701,405	600,467	118,701,652
Other		30,939,904	—	—	3,378,230	323,953	34,642,087
Europe		15,757,994	—	—	751,041	—	16,509,035
Local		71,855	161,639,800	739,964	12,725,685	2,405,636	177,582,940

Total	Ps.	112,169,533	161,639,800	739,964	69,556,362	3,330,056	347,435,715

2020
United States	Ps.	31,897,015	—	—	27,258,745	—	59,155,760
Other		6,924,662	—	—	2,293,844	124,737	9,343,243
Europe		11,145,290	—	—	290,395	59,930	11,495,615
Local		107,043	93,606,211	1,057,687	4,637,798	2,289,704	101,698,443

Total	Ps.	50,074,010	93,606,211	1,057,687	34,480,782	2,474,371	181,693,061

Major products and services 2021
Crude oil	Ps.	112,097,678	—	—	23,138	—	112,120,816
Gas		45,526	17,821,932	—	11,192,713	—	29,060,171
Refined petroleum products		—	140,055,179	—	66,272,399	—	206,327,578
Other		—	3,633,000	—	(8,124,639)	3,303,411	(1,188,229)
Services		26,329	129,689	739,964	192,751	26,645	1,115,378

Total	Ps.	112,169,533	161,639,800	739,964	69,556,362	3,330,056	347,435,715

2020
Crude oil	Ps .	49,966,966	—	—	—	—	49,966,966
Gas		59,979	13,163,721	—	7,293,722	—	20,517,422
Refined petroleum products		—	78,158,754	—	26,307,601	(1,151)	104,465,204
Other		—	2,251,850	—	853,457	2,405,044	5,510,351
Services		47,065	31,886	1,057,687	26,002	70,478	1,233,118

Total	Ps.	50,074,010	93,606,211	1,057,687	34,480,782	2,474,371	181,693,061

Timing of revenue recognition 2021
Products transferred at a point in time	Ps.	112,143,204	153,461,053	739,964	69,363,611	3,303,411	339,011,243
Products and services transferred over the time		26,329	8,178,747	—	192,751	26,645	8,424,472

Total	Ps.	112,169,533	161,639,800	739,964	69,556,362	3,330,056	347,435,715

Timing of revenue recognition 2020
Products transferred at a point in time	Ps.	50,026,945	93,574,325	—	34,454,780	2,403,893	180,459,943
Products and services transferred over the time		47,065	31,886	1,057,687	26,002	70,478	1,233,118

Total	Ps.	50,074,010	93,606,211	1,057,687	34,480,782	2,474,371	181,693,061

(1)
On January 1, 2021, Pemex Fertilizers w
a
s merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

F-

Revenue is measured b
a
sed on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition

Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).

Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.

The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions.

Revenue is initially measured by estimating variables such as quality and volume claims, delays in boarding etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.

The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the
Comisión Reguladora de Energía
(Energy Regulatory Commission or “CRE”). There are penalties for delivery failures and/or payment obligations, as well as quality and volume claims, which are known days after the transaction.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.

Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.

Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

F-2
0

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

Price is not distributed when there is a performance obligation, except, when there is more than one performance obligation, in which case, the price of the transaction will be assigned according to the service price established in the service order.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.

The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.	Accounts receivable in the statement of financial position
As of June 30, 2021 and December 31, 2020, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 97,934,559 and Ps. 68,382,413, respectively
(see Note
10-A).

C.	Practical expedients

i.	Significant financial component, less than one year
PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.	Practical expedient
PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.
When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
NOTE 8. FINANCIAL INSTRUMENTS

A.	Accounting classifications and fair values of financial instruments
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of June 30, 2021, and December 31, 2020. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

F-
2
1

	Carrying amount										Fair value hierarchy
As of June 30, 2021 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	18,625,086	—	—	—	—	Ps.	18,625,086	—	18,625,086	—	18,625,086
Equity instruments (i)		—	—	384,665	—	—		384,665	—	384,665	—	384,665

Total	Ps.	18,625,086	—	384,665	—	—	Ps.	19,009,751
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	41,535,969	—		41,535,969	—	—	—	—
Customers, net		—	—	—	97,934,559	—		97,934,559	—	—	—	—
Other non-financial accounts receivable		—	—	—	2,342,932	—		2,342,932	—	—	—	—
Employees and officers		—	—	—	3,689,915	—		3,689,915	—	—	—	—
Sundry debtors		—	—	—	36,048,946	—		36,048,946	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	8,617,412	—		8,617,412	—	—	—	—
Long-term notes receivable		—	—	—	858,648	—		858,648	—	—	—	—
Government Bonds		—	—	—	126,757,435	—		126,757,435	126,323,478	—	—	126,323,478
Other assets		—	—	—	1,961,812	—		1,961,812	—	—	—	—

Total	Ps.	—	—	—	319,747,628	—	Ps.	319,747,628
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(8,401,709)	—	—	—	—	Ps.	(8,401,709)	—	(8,401,709)	—	(8,401,709)

Total	Ps.	(8,401,709)	—	—	—	—	Ps.	(8,401,709)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(254,834,764)	Ps.	(254,834,764)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(34,033,948)		(34,033,948)	—	—	—	—
Leases		—	—	—	—	(61,196,299)		(61,196,299)	—	—	—	—
Debt		—	—	—	—	(2,279,903,403)		(2,279,903,403)	—	(2,264,714,818)	—	(2,264,714,818)

Total	Ps.	—	—	—	—	(2,629,968,414)	Ps.	(2,629,968,414)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

	Carrying amount								Fair value hierarchy
As of December 31, 2020 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	25,947,993	—	—	—	—		25,947,993	—	25,947,993	—	25,947,993
Equity instruments (i)		—	—	384,665	—	—		384,665	—	384,665	—	384,665

Total	Ps.	25,947,993	—	384,665	—	—	P s.	26,332,658
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	39,989,781	—	P s.	39,989,781	—	—	—	—
Customers, net		—	—	—	68,382,413	—		68,382,413	—	—	—	—
Other non-financial accounts receivable		—	—	—	1,944,413	—		1,944,413	—	—	—	—
Employees and officers		—	—	—	3,539,505	—		3,539,505	—	—	—	—
Sundry debtors		—	—	—	28,076,118	—		28,076,118	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	12,015,129	—		12,015,129	—	—	—	—
Long-term notes receivable		—	—	—	886,827	—		886,827	—	—	—	—
Government Bonds		—	—	—	129,549,519	—		129,549,519	129,320,536	—	—	129,320,536
Other assets		—	—	—	3,824,913	—		3,824,913	—	—	—	—

Total	Ps.	—	—	—	288,208,618	—	Ps.	288,208,618
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(9,318,015)	—	—	—	—	Ps.	(9,318,015)	—	(9,318,015)	—	(9,318,015)

Total	Ps.	(9,318,015)	—	—	—	—	Ps.	(9,318,015)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(281,978,041)	Ps.	(281,978,041)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(30,709,497)		(30,709,497)	—	—	—	—
Leases		—	—	—	—	(63,184,128)		(63,184,128)	—	—	—	—
Debt		—	—	—	—	(2,258,727,317)		(2,258,727,317)	—	(2,232,694,117)	—	(2,232,694,117)

Total	Ps.	—	—	—	—	(2,634,598,983)	Ps.	(2,634,598,983)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.
Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

F-2
3

B. Fair value hierarchy
PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.
Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.
When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.
C. Fair value of DFIs
PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.
PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.
PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.
PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy model for Asian options.
According to IFRS 13 “Fair Value Measurement”, the
mark-to-market
value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.
Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.
PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.
D. Accounting treatment applied and impact in the financial statements
PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
As of June 30, 2021 and December 31, 2020, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 10,223,377 and Ps. 16,629,978, respectively. As of June 30, 2021 and December 31, 2020, PEMEX did not have any DFIs designated as hedges for accounting purposes.

F-2
4

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.
For the six months periods ended June 30,

2021 and 2020, PEMEX recognized a net loss of Ps. 12,357,848 and Ps. 15,020,580, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.
In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2021 and December 31, 2020, PEMEX did not recognize any embedded derivatives (foreign currency or index).
E. IBOR reference rates

transition
As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (overnight “O/N”, one week “1W”, two months “2M”, and twelve months “12M”) or the EURIBOR in Euros, are expected to cease to be published in 2022 and are expected to be replaced by alternative reference rates, based on risk-free rates obtained from market operations.
The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars (one month “1M”, three months “3M”, and six months “6M”).
Therefore, PEMEX has identified and is reviewing contracts expiring after the applicable cessation dates, that could be impacted by the change in the aforementioned rates.
PEMEX has a reduced number of financial instruments referenced to floating rates in Euros and U.S. dollars with maturity and interest rate fixation after December 2021 and June 2023, respectively. This portfolio of financial instruments is composed of debt instruments and DFIs as shown below:

	Reference Rate	Notional Amount As of June 30, 2021 (in millions of each currency)
	LIBOR 1M USD	3,232
Debt	LIBOR 3M USD	594
	LIBOR 6M USD	911
	EURIBOR 3M USD	650

	LIBOR 1M USD	2,500
DFI	LIBOR 3M USD	156
	LIBOR 6M USD	244

Note:	Notional amounts with maturity after December 31, 2021 for Euros and after June 30, 2023 for U.S. dollars.
In the event that
Tasa de Interés Interbancaria de Equilibrio
(“TIIE”) ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	Notional Amount As of June 30, 2021 (in millions of each currency)
	TIIE 28D MXN	6,188
Debt	TIIE 91D MXN	29,688
DFI	TIIE 28D MXN	33,513

Note:	Notional amounts with maturity after December 31, 2021.
PEMEX’s portfolio consists of additional debt instruments that will mature during the year, as well as additional debt instruments and DFIs referenced at fixed rates, including fixed rate debt instruments and DFIs in currencies that are not listed in the tables above. PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.
Currently, PEMEX is monitoring the evolution of the IBORs transition in the market, in order to anticipate any negative impact that these changes could have. Further, PEMEX will continue working on any amendments to its contracts that may be required as a result of the transition.
Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.
Regarding PMI Trading, its credit agreements to date have incorporated flexible provisions that would help to smooth the transition to an alternative rate, in the event that LIBOR rates cease to be published prematurely. PMI Trading continuously monitors the evolution of LIBOR transition to anticipate any impact on its credit agreements and to amend the credit agreements whenever it is required.
NOTE 9. CASH AND CASH EQUIVALENTS
As of June 30, 2021 and December 31, 2020, cash and cash equivalents were as follows:

	June 30, 2021	December 31, 2020
Cash on hand and in banks (i)	Ps. 28,780,228	Ps. 20,211,875
Highly liquid investments (ii)	12,755,741	19,777,906

	Ps. 41,535,969	Ps. 39,989,781

(i)	Cash on hand and in banks is primarily composed of cash in banks.

(ii)	Mainly composed of short-term Mexican Government investments.
NOTE 10. CUSTOMERS AND OTHER ACCOUNTS RECEIVABLE
As of June 30, 2021 and December 31, 2020, accounts receivable and other receivables were as follows:

A.	Customers

	June 30, 2021	December 31, 2020
Domestic customers, net	Ps. 46,434,445	Ps.	35,049,717
Export customers, net	51,500,114		33,332,696

Total customers	Ps. 97,934,559	Ps.	68,382,413

B.	Other financial and non-financial accounts receivable

	June 30, 2021		December 31, 2020
Financial assets:
Sundry debtors (1)	Ps.	36,048,946	Ps.	28,076,118
Employees and officers		3,689,915		3,539,505

Total financial assets	Ps.	39,738,861	Ps.	31,615,623
Non-financial assets:
Taxes to be recovered and prepaid taxes		74,092,943		55,187,272
Special Tax on Production and Services		36,307,498		32,657,743
Other accounts receivable		2,342,931		1,944,413

Total non-financial assets:	Ps.	112,743,372	Ps.	89,789,428

(1)	Includes Ps. (138,785) and Ps. (197,215) of impairment, as of June 30, 2021 and December 31, 2020, respectively.

F-2
5

NOTE 11. INVENTORIES
As of June 30, 2021 and December 31, 2020, inventories were as follows:

	June 30, 2021		December 31, 2020
Refined and petrochemicals products	Ps.	41,575,560	Ps.	32,175,910
Products in transit		20,403,820		3,476,807
Crude oil		16,336,807		11,997,570
Materials and products in stock		4,629,607		4,736,659
Gas and condensate products		192,960		142,136
Materials in transit		3,236		76,579

	Ps. 83,141,990		Ps. 52,605,661

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
The investments in joint ventures and associates as of June 30, 2021 and December 31, 2020, were as follows:

	Percentage of investment	June 30, 2021		December 31, 2020
Deer Park Refining Limited	49.99%	Ps.	6,302,330	Ps.	9,635,176
Sierrita Gas Pipeline LLC .	35.00%		1,260,786		1,232,464
Frontera Brownsville, LLC.	50.00%		455,818		479,520
Texas Frontera, LLC.	50.00%		194,741		197,708
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	40.00%		172,975		208,152
CH 4 Energía, S.A. de C.V.	50.00%		148,513		141,339
Other, net	Various		82,249		120,770

		Ps. 8,617,412		Ps. 12,015,129

(Loss) profit sharing in joint ventures and associates:

	For the six-month period ended June 30,
	2021		2020
Deer Park Refining Limited	Ps.	(3,325,154)	Ps.	(947,260)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		(35,177)		13,806
Sierrita Gas Pipeline, LLC.		66,876		76,532
Frontera Brownsville, LLC.		24,115		22,337
Texas Frontera, LLC.		13,462		21,368
CH 4 Energía, S.A. de C.V.		7,174		3,745
Ductos el Peninsular, S.A.P.I. de C.V.		(2)		(1,152)
Other, net		40,422		—

(Loss) sharing in joint ventures and associates, net	Ps.	(3,208,284)	Ps.	(810,624)

F-2
6

	For the three-month period ended June 30,
	2021		2020
Deer Park Refining Limited	Ps.	(1,404,901)	Ps.	(1,010,731)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		(35,177)		26,112
Sierrita Gas Pipeline LLC .		33,595		51,675
Frontera Brownsville, LLC.		9,139		10,365
Texas Frontera, LLC.		6,847		10,055
CH4 Energía S.A. de C.V.		1,542		77
Ductos el Peninsular, S. A. P. I. de C. V.		18		(6,620)
Other, net		22,744		—

(Loss) sharing in joint ventures and associates, net	Ps.	(1,366,193)	Ps.	(919,067)

Additional information about the significant
investments
in joint ventures and associates is presented below:

•
Deer Park Refining Limited (Joint Venture)
. On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery (installed capacity
of approximately 340,000 barrels per day of crude oil). Management decisions are made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants have the rights to the net assets in the proportion of their participation. This joint venture is recorded under the equity method.

On May 24, 2021, the Board of Directors of Petróleos Mexicanos approved the investment for the acquisition of Shell Oil Company’s interest in the Deer Park Refining Limited Partnership L.P. On the same date, Petróleos Mexicanos signed an agreement to acquire the 50.01% interest in the Deer Park Limited Partnership currently held by Shell Oil Company, with an estimated price of U.S. $596,000, such that upon closing PEMEX will own 100% of the Deer Park refinery. The acquisition of the Deer Park refinery will be fully financed by the Mexican Government and is expected to close during the last quarter of 2021, subject to regulatory approvals and other customary conditions to closing. This acquisition is part of our self-sufficiency objective to supply fuel demand in Mexico.
Associates

•
Sierrita Gas Pipeline LLC.
This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•
Frontera Brownsville, LLC
. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P. to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•
Texas Frontera, LLC
. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P., and together they are entitled to the results in proportion of their
respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•
CH4 Energía, S.A. de C.V.
This company
was
constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, Mexico. This joint venture is recorded under the equity method.

•
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.
This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•
Ductos el Peninsular S.A.P.I. de C.V.

This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

F-2
7

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2020	Ps. 848,841,327	13,092,824	460,935,077	1,303,668,946	63,318,227	326,482,942	50,407,562	16,355,218	139,925,440	44,149,536	—	—	3,267,177,099
Acquisitions	5,918,741	(3,078)	713,306	8,186,133	1,220,301	1,313,245	73,983	959,754	43,178,921	779,898	—	—	62,341,204
Reclassifications	(1,963,411)	—	101,327	—	(7,280)	—	150,879	(73,609)	42,424	47,190	16	—	(1,702,464)
Capitalization	432,546	—	6,626,995	24,349,676	13,879	1,474,545	5,198	—	(32,989,533)	86,694	—	—	—
(Impairment)	(15,648,621)	—	(6,880,060)	(16,661,200)	—	(9,736,235)	—	—	(1,819,404)	—	—	—	(50,745,520)
Reversal of impairment	8,644,317	—	1,011,652	35,080,511	429,790	13,503,826	—	—	—	—	—	—	58,670,096
Disposals	(1,140,879)	—	(1,559,844)	(151,405)	(944,145)	—	(571,445)	(70,169)	(162,111)	(210,005)	(16)	—	(4,810,019)

Balances as of June 30, 2020	Ps. 845,084,020	13,089,746	460,948,453	1,354,472,661	64,030,772	333,038,323	50,066,177	17,171,194	148,175,737	44,853,313	—	—	3,330,930,396

Balances as of January 1, 2020	Ps. 848,841,327	13,092,824	460,935,077	1,303,668,946	63,318,227	326,482,942	50,407,562	16,355,218	139,925,440	44,149,536	—	—	3,267,177,099
Acquisitions	13,934,129	246,351	1,911,502	15,602,539	1,118,794	3,696,726	294,329	552,865	131,963,334	543,472	—	—	169,864,041
Reclassifications	(1,446,201)	—	228,056	—	361,131	—	410,240	7,586	(1,234,963)	115,107	24,601	—	(1,534,443)
Capitalization	9,906,725	—	19,022,425	42,183,243	616,006	15,695,486	8,835	1,532	(87,150,784)	(283,468)	—	—	—
(Impairment)	(66,031,126)	—	(9,392,862)	(48,028,474)	(65,964)	(16,210,995)	—	—	(20,210,911)	—	—	—	(159,940,332)
Reversal of impairment	9,797,281	153,456	11,943,047	73,801,995	1,563,299	25,872,979	8,159	426,560	19,856	—	—	—	123,586,632
Disposals	(3,297,113)	—	(2,855,580)	—	(6,599,754)	(1,184,109)	(2,300,115)	(514,229)	(1,441,548)	(298,828)	(24,601)	—	(18,515,877)

Balances as of December 31, 2020	Ps. 811,705,022	13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	—	3,380,637,120

Acquisitions	3,880,893	—	827,389	16,016,060	10,822	1,215,842	732,709	23,263	41,666,809	—	—	—	64,373,787
Reclassifications	(25,191)	—	(21,158)	9,491	(27)	14,966	(4,920)	(5,303)	(1,920)	(1,660)	1,625	—	(34,097)
Capitalization	603,525	—	1,797,529	20,344,576	49,009	2,148,170	118,110	—	(25,060,919)	—	—	—	—
(Impairment)	(4,953,757)	—	(8,286,406)	(23,215,425)	—	1,362,306	—	—	—	—	(1,421)	—	(35,094,703)
Reversal of impairment	10,786,947	—	3,311,419	51,541,252	—	1,537,685	—	109,860	—	—	—	—	67,287,163
Disposals	(65,719)	—	(28,862)	—	(38,932)	—	(19,156)	(49,427)	(1,118,730)	(15,164)	(204)	—	(1,336,194)

Balances as of June 30, 2021	Ps. 821,931,720	13,492,631	479,391,576	1,451,924,203	60,332,611	360,631,998	49,655,753	16,907,925	177,355,664	44,208,995	—		3,475,833,076

Accumulated depreciation and amortization
Balances as of January 1, 2020	Ps. (481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	—	(1,989,628,537)
Depreciation and amortization	(21,266,709)	(227,586)	(6,509,285)	(27,967,312)	(987,990)	(5,816,001)	(1,155,393)	(394,499)	—	—	—	—	(64,324,775)
Reclassifications	2,017,565	—	(242,871)	—	7,421	—	(68,412)	(11,239)	—	—	—	—	1,702,464
Disposals	679,050	—	692,385	—	771,012	—	509,248	114,487	—	—	—	—	2,766,182

Balances as of June 30, 2020	Ps. (500,035,257)	(5,745,035)	(195,479,067)	(1,053,008,773)	(43,833,720)	(199,351,088)	(43,762,514)	(8,269,212)	—	—	—	—	(2,049,484,666)

Balances as of January 1, 2020	Ps. (481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	—	(1,989,628,537)
Depreciation and amortization	(42,071,837)	(384,993)	(14,042,861)	(56,325,342)	(1,989,834)	(11,671,929)	(2,249,987)	(895,037)	—	—	—	—	(129,631,820)
Reclassifications	1,782,525	—	(90,590)	—	(103,562)	—	(203,053)	149,123	—	—	—	—	1,534,443
Disposals	1,172,277	—	2,576,418	—	5,824,019	968,552	2,164,127	512,922	—	—	—	—	13,218,315

Balances as of December 31, 2020	Ps. (520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	—	(2,104,507,599)

Depreciation and amortization	(18,091,427)	(165,407)	(7,917,965)	(32,861,788)	(922,250)	(6,932,087)	(996,256)	(310,687)	—	—	—	—	(68,197,867)
Reclassifications	47,616	—	(5,964)	—	25	—	1,659	(9,239)	—	—	—	—	34,097
Disposals	6,367	—	154,721	—	112,861	—	(7,215)	22,292	—	—	—	—	289,026

Balances as of June 30, 2021	Ps. (538,619,642)	(6,067,849)	(208,745,537)	(1,114,228,591)	(40,702,904)	(211,170,551)	(44,338,682)	(8,508,587)	—	—	—	—	(2,172,382,343)

Wells, pipelines, properties, plant and equipment—net as of June 30, 2020	Ps. 342,331,315	7,344,711	229,678,985	288,329,751	20,197,052	119,530,161	6,303,663	8,901,982	148,175,737	44,853,313	—	—	1,215,646,670

Wells, pipelines, properties, plant and equipment—net as of December 31, 2020	Ps. 291,122,824	7,590,189	280,815,336	305,861,446	20,418,199	150,114,565	5,492,140	8,618,579	161,870,424	44,225,819	—	—	1,276,129,521

Wells, pipelines, properties, plant and equipment—net as of June 30, 2021	Ps. 283,312,078	7,424,782	270,646,039	337,695,612	19,629,707	149,461,447	5,317,071	8,399,338	177,355,664	44,208,995	—	—	1,303,450,733

Depreciation rates	3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%
Estimated useful lives	20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25

(1)	Mainly wells, pipelines and plants.

F-2
8

A.
For the
six-month
period ended June 30, 2021 and the year ended December 31, 2020, the financing cost identified with fixed assets in the construction

or
installation stage, capitalized as part of the value of such fixed assets, was Ps. 1,487,241 and Ps. 3,893,248, respectively. Financing costs during the
six-month
period ended June 30, 2021 and the year ended December 31, 2020 were 6.15% to 6.35% and 5.75% to 7.08%,

respectively.

B.
The combined depreciation of fixed assets and amortization of wells for the six-month
periods ended June 30, 2021 and 2020, recognized in operating costs and expenses, was Ps. 68,197,867, and Ps. 64,324,775, respectively, which includes costs related to plugging and abandonment of wells for the six-month
periods ended June 30, 2021 and 2020, of Ps. 68,335 and Ps. 1,502,323, respectively.

C.
As of June 30, 2021 and December 31, 2020, provisions relating to future plugging of wells costs amounted to Ps. 77,567,029 and Ps. 77,125,513
,
respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D .	As of June 30, 2021 and 2020, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 800,793 and Ps. 74,512,844 , respectively.

E.
During the
six-month
periods ended June 30, 2021 and 2020, PEMEX recognized a reversal of impairment of Ps. 32,192,460 and Ps. 7,924,576, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

		2021				2020
		Reversal of impairment	(Impairment)	Reversal of impairment / (Impairment), net		Reversal of impairment	(Impairment)	Reversal of impairment / (Impairment), net
Pemex Exploration and Production	Ps.	54,790,402	(26,598,174)	28,192,228	Ps.	48,936,567	(38,302,866)	10,633,701
Pemex Industrial Transformation		7,822,877	(3,932,505)	3,890,372		5,496,926	(8,206,051)	(2,709,125)
Pemex Logistics		109,860	—	109,860		—	—	—

Total	Ps.	62,723,139	(30,530,679)	32,192,460	Ps.	54,433,493	(46,508,917)	7,924,576

Cash Generating Unit (CGU) of Pemex Exploration and Production
During the
six-month
periods ended June 30, 2021 and 2020, Pemex Exploration and Production recognized a net reversal of impairment, of Ps. 28,192,228 and Ps. 10,633,701, respectively.
The net reversal of impairment was in the following CGUs:

	2021	2020
Cantarell	Ps. 31,525,044	37,273,206
Aceite Terciario del Golfo	7,866,243	10,133,871
Crudo Ligero Marino	7,062,045	—
Antonio J. Bermudez	5,446,794	—
Tamaulipas Constituciones	1,787,997	—
Arenque	600,607	415,367
Ixtal - Manik	481,672	—
Burgos	—	955,460
Cuenca de Mascupana	—	158,663

Reversal of impairment	54,790,402	48,936,567
Chuc	(10,556,097)	(20,959,512)

Tsimin Xux	(7,479,619)	(14,774,073)
Burgos	(6,343,726)	—
Ku-Maloob-Zaap	(993,579)	—
Cuenca de Veracruz	(494,368)	—
Ogarrio Magallanes	(308,809)	—
Misión (Cee)	(297,469)	(28,424)
Cactus Sitio Grande	(123,472)	—
Cuenca de Mascupana	(1,035)	—
Crudo Ligero Marino	—	(1,045,288)
Ixtal - Manik	—	(1,335,000)
Costero	—	(160,569)

(Impairment)	(26,598,174)	(38,302,866)

Reversal of impairment, ne t	Ps. 28,192,228	10,633,701

F-

As of June 30, 2021, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 28,192,228, mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 36,638,596, mainly in the Cantarell, Antonio J. Bermúdez and Aceite Terciario del Golfo (“ATG”) CGUs; (ii) a positive effect of Ps. 42,3127,857, due to a decrease in the discount rate from 6.23% to 5.68%, mainly in the Cantarell, ATG, Ixtal Manik and Antonio J. Bermudez CGUs; and (iii) an increase in proven reserves in the new Ixachi, Xikin, Jaatsul, Cheek, Uchbal, TetL, Teekit, Suuk, Pokche and Mulach fields. These effects were offset by (i) a decrease in production volume of crude oil and higher transportation and distribution costs, resulting in a negative effect of Ps. 41,010,776, mainly in the Burgos, Chuc and Tsimin Xux CGUs; (ii) an exchange rate effect of Ps. 3,280,961, as a result of the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 19.8027 = U.S. $1.00 as of June 30, 2021; (iii) a negative tax effect of Ps. 1,713,106, mainly in the Cantarell, Antonio J. Bermúdez and ATG CGUs, due to higher income as a result of an increase in hydrocarbon prices and a decrease in the discount rate with respect to December 31, 2020; and (iv) a higher than expected cost on disposal of abandoned fixed assets of Ps. 4,769,381, due to the fact that these assets did not represent an investment for the remainder of financial year 2021, nor for the immediately subsequent years.
As of June 30, 2020, Pemex Exploration and Production recognized a net reversal of impairment of Ps.
10, 633,701
, mainly due to: (i) a positive exchange rate effect of Ps. 44,168,701 mainly in the Cantarell, ATG, Chuc, Tsimin, Xux, Ixtal Manik and Burgos CGUs; (ii) an increase in future net cash flows generating a positive effect of Ps. 39,752,000, mainly in the Cantarell, Burgos and ATG CGUs, as a result of an increase in volume production profiles that lead to increased future revenue estimates. There were additional increases in the volume production profiles of the new Ixachi, Xikin, Uchbal, Tetl, Teekit, Suuk, Pokche and Mulach fields; (iii) lower taxes of Ps. 3,020,000, mainly in the Chuc, Crudo Ligero Marino and Tsimin Xux CGUs, due to lower income from production profiles. These effects were partially offset by (i) a decrease in crude oil and gas prices, generating a negative effect of Ps. (40,320,000), mainly in the Chuc, Tsimin Xux, Burgos, Ixtal Manik and Crudo Ligero Marino CGUs and (ii) a negative effect from the discounting of future cash flows of Ps. (35,987,000), mainly in the Cantarell and ATG CGUs.
The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

F-
3
0

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

June 30,
	2021	2020
Average crude oil price	54.56 USD/bl	50.29 USD/bl
Average gas price	4.69 USD/mpc	5.27 USD/mpc
Average condensates price	63.77 USD/bl	56.67 USD/bl
Discount rate	5.68% annual	6.30% annual
For 2021 and 2020 the total forecast production, calculated with a horizon of 25 years was 6,401 and 6,914 million barrels of crude oil equivalent, respectively.
Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes.
As of June 30, 2021 and 2020, values in use for CGUs with impairment or reversal of impairment are:

		2021	2020
Ku-Maloob-Zaap	Ps.	649,487,778	841,469,387
Cuenca de Veracruz		166,211,278	103,282,178
Cantarell		137,428,547	131,401,801
Chuc		57,934,076	18,780,072
Aceite Terciario del Golfo		47,101,553	10,827,447
Antonio J. Bermudez		28,163,353	45,749,266
Cactus Sitio Grande		26,541,444	17,309,257
Ogarrio Magallanes		26,500,675	21,484,583
Crudo Ligero Marino		23,397,377	(9,234,885)
Tsimin Xux		22,906,019	16,532,723
Ixtal—Manik		15,760,675	10,805,971
Burgos		10,807,474	7,279,062
Poza Rica		8,275,931	13,409,099
Tamaulipas Constituciones		6,632,326	16,617,388
Arenque		5,843,838	8,949,799
Cuenca de Macuspana		1,020,364	23,478

Total	Ps.	1,234,012,708	1,254,686,626

F-3
1

Cash Generating Units of Pemex Industrial Transformation
During the
six-month
periods ended June 30, 2021 a
n
d 2020, Pemex Industrial Transformation recognized a net reversal of impairment and impairment of Ps. 3,890,372 and Ps. (2,709,125) respectively.
The net reversal of impairment and impairment were in the following cash generating units:

	2021		2020
Tula Refinery	Ps.	5,712,131	2,919,561
Minatitlán Refinery		1,104,019	2,577,365
Morelos Petrochemical Complex		1,006,727	—

Reversal of impairment		7,822,877	5,496,926
Madero Refinery		(3,932,505)	(8,206,051)

(Impairment)		(3,932,505)	(8,206,051)

Reversal of impairment (impairment)	Ps.	3,890,372	(2,709,125)

As of June 30, 2021, Pemex Industrial Transformation recognized a net reversal of impairment of Ps.

3,890,372
. This net reversal of impairment was mainly due to (i) a decrease in the discount rate of CGUs of refined products and ethylene products by 1.88% and 0.11%, respectively and (ii) an increase in the sale prices of products. These effects were partially offset by the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps.
19.9487
= U.S. $1.00 as of December 31, 2020 to Ps.
19.8027
= U.S. $1.00 as of June 30, 2021, which are used as cash flows when U.S. dollars are taken as reference.
As of June 30, 2020, the net impairment of Ps.
(2,709,125)
was mainly due to: (i) lower production levels, mainly at the Madero Refinery; (ii) a decrease in the sale prices of products; (iii) an increase in the discount rate of CGUs of refined products and gas by 0.24% and 0.21%, respectively, and in the discount rate of CGUs of petrochemicals and ethylene products by 0.05%, and 0.04% respectively; and (iv) the depreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps.
18.8452
= U.S. $1.00 as of December 31, 2019 to Ps.
22.9715
= U.S. $1.00 as of June 30, 2020, which are used as cash flows when U.S. dollars are taken as reference.
To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of June 30,
	2021		2020		2021	2020	2021	2020	2021	2020
	Refining				Gas		Petrochemicals		Ethylene
Average crude oil Price per barrel	U.S. $	56.61	U.S. $	35.50	N.A.		N.A.		N.A.
Processed volume (i)		921 Mbd		775 Mbd	Variable because the load inputs are diverse
Rate of Ps./U.S. dollar		19.8027		22.9715	19.8027	22.9715	19.8027	22.9715	19.8027	22.9715
Useful lives of the cash generating units (year average)		11		12	7	7	6	7	5	6
Discount rate (% annual)		8.95%		11.63%	10.00%	9.72%	8.18%	8.81%	8.18%	8.17%
Period*		2021-2032			2021-2027		2021-2026		2021-2025

*	The first 5 years are projected and stabilize at year 6.
(i)	Average of the first 4 years .
CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

F-3
2

As of June 30, 2021 and 2020, the value in use for the impairment of fixed assets was as follows:

	2021		2020
Tula Refinery	Ps.	59,876,872	57,078,940
Salina Cruz Refinery		48,166,092	41,073,212
Minatitlán Refinery		18,696,336	68,093,035
Morelos Petrochemical Complex		9,397,241	—
Madero Refinery		2,474,929	17,390,498

Total	Ps.	138,611,470	183,635,685

NOTE 14. INTANGIBLE ASSETS, NET
At June 30, 2021 and December 31, 2020, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 23,003,774 and Ps. 22,775,784, respectively, mainly due to wells unassigned to a reserve and other intangible assets, as follows:

a.	Wells unassigned to a reserve

	June 30, 2021		December 31, 2020		June 30, 2020
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	21,435,160	Ps.	12,831,281	Ps.	12,831,281
Additions to construction in progress		9,092,291		23,237,519		8,449,972
Transfers against expenses		(4,663,242)		(8,404,284)		(4,258,607)
Transfers against fixed assets		(4,311,419)		(6,229,356)		(2,205,449)

Balance at the end of period	Ps.	21,552,790	Ps.	21,435,160	Ps.	14,817,197

b.	Other intangible assets

	June 30, 2021	December 31, 2020
Licenses	Ps. 5,054,004	Ps. 4,885,305
Exploration expenses, evaluation of assets and concessions	1,766,892	1,769,100
Accumulated amortization	(5,369,912)	(5,313,781)

Balance at the end of the period	Ps. 1,450,984	Ps. 1,340,624

NOTE 15. MEXICAN GOVERNMENT LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS
A.   Long-term notes receivable
As of June 30, 2021 and December 31, 2020, the balance of long-term notes receivable was as follows:

	June 30, 2021		December 31, 2020
Promissory notes issued by the Mexican Government	Ps.	—	Ps.	—
Other long-term notes receivable (1)		858,648		886,827

Total long-term notes receivable	Ps.	858,648	Ps.	886,827

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

F-3
3

On December 24, 2015, the
Secretaría de Hacienda y Crédito Público
(Ministry of Finance and Public Credit, or “SHCP”) published in the Official Gazette of the Federation the
Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias
(General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX
.
In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable
promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current
assets once the independent expert named by SHCP concluded its review.
On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as
Bonos de Desarrollo del Gobierno Federal
(Development Bonds of the Mexican Government, or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.
Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.
During the period from January 1 to November 19, 2020, PEMEX recorded Ps. 7,097,040 in accrued interests from these receivable promissory notes. This amount was recognized as financing income in the unaudited condensed consolidated interim statement of comprehensive income.
On March 31, 2020, Petróleos Mexicanos received the payment of promissory note No. 4 in the amount of Ps. 4,983,670 (Ps. 4,102,622 of principal and Ps. 881,048 of interest), which was transferred to the
Fideicomismo Fondo Laboral Pemex
(“FOLAPE”).
On November 19, 2020, Petróleos Mexicanos and the SHCP agreed to exchange 16 promissory notes in favor of Petróleos Mexicanos (notes 5 to 20) in a total amount of Ps. 128,656,192 for 18 series of Mexican Government local bonds (the “Government Bonds”). The resources from the Government Bonds will be exclusively transferred to the FOLAPE for the payments related to its pension and retirement plan obligations.
The roll-forward related to the promissory notes is as follows:

	For the year ended December 31, 2020 (i)
Balance at the beginning of the year	Ps.	126,534,822
Collected promissory notes		(4,102,622)
Accrued interests		7,097,040
Interests received from promissory notes		(881,048)
Reversal of (impairment) of the promissory notes		8,000
Exchange from promissory notes to Bonds		(128,656,192)

Balance at the end of the period	Ps.	—

(i)	Until November 19, 2020.

F-
3
4

B
.
Government Bonds
As of June 30, 2021 and December 31, 2020, the balance of the Government Bonds (see Note
15-A),
included Government Bonds valued at amortized cost as follows:

	June 30, 2021		December 31, 2020
Government Bonds	Ps.	126,757,435	Ps.	129,549,519
Less: current portion of Government Bonds, net of expected credit losses (1)		15,973,436		18,036,557

Total long-term notes receivable Government Bonds	Ps.	110,783,999	Ps.	111,512,962

(1)	Includes an expected credit loss of Ps. 14,909.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610, resulting in a net active position of Ps. 33,189,001.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes the Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds will be transferred to the FOLAPE for payments related to its pension and retirement plan obligations.
During the period from January 1 to June 30, 2021, interest income generated by the Government Bonds amounted to Ps. 3,478,512 of which Petróleos Mexicanos received payments in the amount of Ps. 3,472,081. Interest income generated by the Government Bonds amounted to Ps. 2,103,099 during the period from November 20, 2020 to December 31, 2020. Petróleos Mexicanos received payments in the amount of Ps. 817,270, which were recognized as financial income in the consolidated statement of comprehensive income.
The Government Bonds consist of 18 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2021 and 2026, with a notional amount of Ps. 118,280,727 and Ps. 913,482 in UDIs.
As of June 30, 2021 and December 31, 2020, the fair value of the transferred assets was Ps.126,323,478 and Ps. 129,320,536, and the fair value of the associated liabilities was Ps. 97,014,650 and Ps. 95,630,214, resulting in a net position of Ps. 29,308,828 and Ps. 33,690,322.
As of June 30, 2021 and December 31, 2020, the recorded liability was Ps. 96,461,665 (Ps. 95,597,610 of principal and Ps. 864,055 of interest) and
Ps. 96,461,665 (Ps. 95,597,610 of principal and Ps. 864,055 of interest), respectively.
The roll-forward of the Mexican Bonds is as follows:

	June 30, 2021	December 31, 2020
Balance as of the beginning of the year	Ps. 129,549,519	—
Promissory notes value at the beginning of the exchange as of November 19, 2020	—	128,656,192
Financial income from the Exchange of promissory notes to Bonds	—	130,419

Initial value of Mexican Bonds	—	128,786,611
Accrued interests	3,478,512	2,103,099
Interests received from bonds	(3,472,081)	(817,270)
Impact of the valuation of bonds in UDIS	205,333	(505,339)
Amortized cost	(3,006,521)
Reversal ( Impairment) of bonds	2,673	(17,582)

Balance at the end of the period	Ps. 126,757,435	129,549,519

F-
3
5

C .	Other assets
As of June 30,

2021 and December 31, 2020, the balance of other assets was as follows:

	June 30, 2021	December 31, 2020
Payments in advance (1)	Ps. 34,553,411	Ps. 5,223,679
Other (2)	1,816,743	1,680,934
Insurance	656,604	678,897

Total other assets	Ps. 37,026,758	Ps. 7,583,510

(1)	Mainly advance payments to contractors for the construction of the Dos Bocas refinery.
(2)
Includes restricted cash for Ps. 50,657 as of June 30, 2021, as a result of a cash retention ordered by the court in a commercial judgement promoted by OPCO Soluciones, S.A. de C.V. against PEMEX’s subsidiary company AGRO, due to lack of payment by this subsidiary company.

NOTE 16. DEBT
The Federal Income Law applicable to PEMEX as of January 1, 2021, published in the Official Gazette of the Federation on November 25, 2020, authorized Petróleos Mexicanos and its Subsidiary Entities to incur a domestic
net debt up to Ps. 22,000,000 and an external net debt up to U.S. $1,000,000. PEMEX can incur additional domestic
or external debt, as long as the total amount of net debt (Ps. 42,000,000, equivalent to U.S. $2,100,000) does not exceed the ceiling established by the Federal Income Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the
Reglamento de la Ley de Petróleos Mexicanos
(Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.
During the period from January 1 to June 30, 2021, PEMEX participated in the following financing activities:

•
On January 22, 2021, Petróleos Mexicanos issued Ps. 2,500,000 of promissory notes due July 2021
,
at a rate linked to the
six-month
Tasa de Interés Interbancaria de Equilibrio (“TIIE”) plus 240 basis points.

•	On January 22, 2021, Petróleos Mexicanos issued Ps. 4,000,000 of promissory notes due July 2021 , at a rate linked to the six-month TIIE plus 248 basis points.

•
On January 22, 2021, Petróleos Mexicanos entered into a credit agreement guaranteed by an export credit agency for a line of credit in the amount of U.S.$152,237 due January 2031
,
at a rate linked to the
one-year
London Inter Bank Offered Rate (LIBOR) plus 138 basis points.

•
On March 23, 2021, Petróleos Mexicanos renewed a promissory note for Ps. 2,000,0000 at a rate linked to the six-month
TIIE plus 238 basis points. Petróleos Mexicanos entered into the original promissory note in January 2021 for a term for 60 days, and the renewal was for a further term of 90 days
.

•	On April 13, 2021, Petróleos Mexicanos issued Ps. 1,500,000 promissory notes due in July 2021, at a rate linked to the 91 day TIIE plus 215 basis points.

F-3
6

•
On April 22, 2021, Petróleos Mexicanos renewed Ps. 4,000,000 promissory notes due in October 2021, at a rate linked to the 182 day TIIE plus 248 basis points. The original maturity of the promissory notes was July 2021.

•
On May 10, 2021, Petróleos Mexicanos entered into a U.S. $400,000 term loan in two tranches, one of U.S. $65,000 and the second of U.S. $335,000, both due March 2031. Both tranches bear interest at a floating rate linked to six-month
LIBOR plus 48 basis points.

•
On May 21, 2021, Petróleos Mexicanos renewed and restructured a term loan for U.S. $300,000 which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•
On June 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in March 2021 for Ps. 2,000,000 and an original term of 90 days. This renewal was carried out for a term of 180 days at a rate linked to TIIE plus 260 basis points.

All of the debt securities listed above are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.
As of June 30, 2021, Petróleos Mexicanos and PMI Trading had U.S. $7,700,000 and Ps. 37,000,000 in available credit lines in order to provide liquidity, of which U.S. $175,000 and Ps. 4,500,000 are available.
All of the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.
From January 1 to June 30, 2021, PMI Trading obtained U.S. $25,095,575 from its revolving credit line and repaid U.S. $25,209,441. As of December 31, 2020, the outstanding amount under this revolving credit line was U.S. $2,387,065. As of June 30, 2021, the outstanding amount under this revolving credit line was U.S. $2,273,199.
The following table presents the roll-forward of total debt of PEMEX for the six-month
periods ended June 30, 2021 and 2020, and for the year ended December 31, 2020, which includes short and long-term debt:

	June 30, 2021 (i)	December 31, 2020 (i)	June 30, 2020 (i)
Changes in total debt:
At the beginning of the period	Ps. 2,258,727,317	Ps. 1,983,174,088	Ps. 1,983,174,088
Loans obtained - financing institutions	746,457,255	1,292,197,518	576,365,276
Debt payments	(699,214,601)	(1,151,962,147)	(494,855,903)
Accrued interest (ii)	73,310,692	144,207,950	78,796,843
Interest paid	(76,608,807)	(130,989,150)	(67,879,184)
Foreign exchange	(22,768,453)	122,099,058	385,873,077

At the end of the period	Ps. 2,279,903,403	Ps. 2,258,727,317	Ps. 2,461,474,197

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.
(ii)
As of June 30, 2021 it includes amortized cost of Ps. 396,777 consisting of Ps. 489,825 of expenses and discounts related to issuance of debt and Ps. (93,048) of fees to the issuance of debt. As of December 31, 2020 it includes amortized cost of Ps. 1,555,266 consisting of Ps. 1,868,501 of expenses and discounts related to issuance of debt and Ps. (313,275) of fees to the issuance of debt.

As of June 30, 2021 and December 31, 2020, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	June 30, 2021	December 31, 2020
	(in pesos)
U.S. dollar	19.8027	19.9487
Japanese yen	0.1791	0.1933
Pounds sterling	27.4960	27.2579
Euro	23.6147	24.4052
Swiss francs	21.5354	22.5720

F-3
7

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS
As of June 30, 2021 and December 31, 2020, the provisions for sundry creditors and others is as follows:

	June 30, 2021		December 31, 2020
Provision for plugging of wells (Note 13.C)	Ps.	77,567,029	Ps.	77,125,513
Provision for trials in process (Note 19)		8,820,440		8,321,816
Provision for environmental costs		10,259,859		9,178,555

	Ps. 96,647,328		Ps. 94,625,884

NOTE 18. EQUITY (DEFICIT)

a.	Certificates of Contribution “A”
The capitalization agreement between

Petróleos Mexicanos and t
h
e Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
During the
six-months
ended June 30, 2021, PEMEX received a payment of Ps. 113,174,000 from Certificates of Contribution “A” from the Mexican Government.
During the year ended December 31, 2020, Petróleos Mexicanos received a payment of Ps. 46,256,000, as part of the contributions to PEMEX established in the Federal Budget for 2020.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2019	Ps.	478,675,447
Increase in Certificates of Contribution “A” during 2020		46,256,000

Certificates of Contribution “A” as of December 31, 2020	Ps.	524,931,447
Increase in Certificates of Contribution “A” during the six-months ended June 30, 2021		113,174,000

Certificates of Contribution “A” as of June 30, 2021	Ps.	638,105,447

b.	Mexican Government contributions
Mexican Government contributions made in the form of Certificates of Contribution “A” during the six-month
period ended June 30, 2021 were designated for the payment of debt and for the construction of the Dos Bocas Refinery, as follows:

Date	Amount
January 22 (i)	Ps.	12,000,000
February 11 (i)		10,000,000

February 24 (ii)		32,062,000
March 5 (i)		7,000,000
March 26 (i)		2,000,000
April 5 (i)		5,000,000
April 26 (i)		2,050,000
May 3 (i)		7,000,000
May 4 (ii)		32,062,000
June 21 (i)		4,000,000

Total	Ps.	113,174,000

(i)	Capital contributions to the construction of the Dos Bocas Refinery.
(ii)	Capital contributions to debt’s payments.
During the
six-months
ended June 30, 2021 and during 2020, there were no Mexican Government contributions other than those in the form of Certificates of Contribution “A”.
F-3
8

c.	Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of June 30, 2021 and December 31, 2020, there were no changes to the legal reserve.

d.	Accumulated other comprehensive income (loss)
As a result of the discount rate analysis related to employee benefits liability, for the six-month
period ended June 30, 2021 and 2020, PEMEX recognized net actuarial gains (losses) in other comprehensive income Ps. 241,537,187 and Ps. (54,156), respectively,

which are presented
net of deferred income tax

of Ps. (10,468,424) and Ps. (54,170), respectively,
related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from
 7.08% as of December 31, 2020 to 7.94% as of June 30, 2021.

e.	Accumulated deficit from prior years
PEMEX has recorded negative earnings in the past several years. However, the
Ley de Concursos Mercantiles
(Commercial Bankruptcy Law of Mexico) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

f.	Uncertainty related to going concern
The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.
Facts and conditions
PEMEX also has substantial debt (including an increase in short-term debt), incurred mainly to finance the investments needed to carry out its operations and capital investment projects. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and capital expenditure programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has deteriorated. Additionally, the significant crude oil price drop, which started in March 2020 and the negative economic impact as a result of the current global health crisis caused by the
Covid-19
pandemic have negatively impacted PEMEX´s financial performance. PEMEX’s 2020 revenues decreased both from the decline in crude oil prices and from a decrease in the demand of petroleum products.
Additionally, in March and April 2020, and again in July 2021, certain ratings agencies downgraded PEMEX’s credit rating. Most recent credit downgrades have been mainly driven by the effects of
Covid-19
and the associated reduced economic activity, low crude oil prices, concerns about PEMEX’s liquidity needs and its negative free cash flows and the downgrade of the Mexican Government’s sovereign debt rating. These downgrades could have an impact on PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2021 and 2022.

F-

During the
six-months
ended June 30, 2021 and 2020, PEMEX recognized a net loss of Ps. 22,993,364, and Ps. 606,587,323, respectively. In addition, as of June 30,

2021 and December 31, 2020, PEMEX had a negative equity of Ps. 2,073,259,957 and Ps. 2,404,727,030, respectively, mainly due to continuous net losses and a negative working capital of Ps.

461,398,753

and Ps. 442,550,332 as of June 30, 2021 and December 31, 2020, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the
Decreto de Presupuesto de Egresos de la Federación
(Federal Expenditure Budget Decree). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the
Cámara de Diputados
(Chamber of Deputies). The Federal Budget for 2021 authorized PEMEX to have a negative financial balance budget of Ps. 92,687,000. This shortfall does not consider payments of principal of PEMEX’s debt due in 2021.
As of June 30, 2021, PEMEX has short-term debt maturities of Ps. 503,054,910 (principal and interest).
The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX’s ability to continue as a going concern.
Actions-
PEMEX and the Mexican Government are carrying out the
following
actions, among others, to preserve liquidity:
PEMEX was granted a tax credit applicable to the Profit-sharing Duty of up to Ps. 73,280,000 pursuant to the presidential decree of the Mexican Government of February 19, 2021. As of June 30, 2021, PEMEX has applied Ps. 36,640,000 of this tax credit.
It is expected that PEMEX will
receive
scheduled equity contributions from the Mexican Government during 2021, through the Ministry of Energy for Ps. 96,720,000, of which as of July 26, 2021 Ps. 64,124,000, have been received. The resources from these contributions will be used for short-term maturities of long-term debt will not affect PEMEX’s compliance with its financial balance goal established for 2021.
In June 2021, PEMEX received Ps. 1,172,295 in non-refundable funds from
Fondo Nacional de Infraestructura
(FONADIN) for payments to contractors of the Tula Refinery rehabilitation project. This amount was recognized as other revenues in PEMEX´s statements of comprehensive income in June 2021.
PEMEX is subject to a lower tax burden in 2021, since the share-profit duty decreased to 54% in 2021 from 58% in 2020.
PEMEX has Ps. 189,480,790 (U.S. $7,700,000 and Ps. 37,000,000) in available credit lines in order to provide liquidity, if necessary. As of June 30, 2021, PEMEX had used Ps. 181,515,318 (U.S.$ 7,525,000 of its lines of credit denominated in U.S. dollars and Ps.
32,500,000
of its lines of credit denominated in pesos) and had a total availability of Ps. 7,965,472 (U.S. $175,000 and Ps. 4,500,000).
Revenues from alternative financing mechanisms that do not constitute public debt.
In addition, PEMEX may raise funds from the markets in accordance with prevailing conditions, to refinance its debt.
Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks
Cadenas Productivas PEMEX Plus
(Productive Chains Plus Program) to aid for the payment to suppliers and contractors.
The
Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021
(“Revenue Law for 2021”) also authorized PEMEX a net additional indebtedness up to Ps. 42,100,000 (Ps. 22,000,000 and U.S. $1,000,000), which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance. In accordance with the Revenue Law for 2021, crude oil revenues between 42.12 and up to 44.12 U.S. dollars per barrel will be directed to improve PEMEX´s financial balance goal for 2021 and revenues above 44.12 U.S. dollars per barrel may be used for operating expenses and capital expenditures.

F-4
0

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.
Further, on March 22, 2021, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2021-2025 (the “2021-2025 Business Plan”).
Prices of crude oil, natural gas and petroleum products have begun to recover in the first months of 2021, and economic activity has begun to increase.
Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance
with financial ratios.
PEMEX prepared its consolidated financial statements as of June 30, 2021 and December 31, 2020 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

g.	Non-controlling interest
PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as
“non-controlling
interest.”
As of June 30, 2021, and December 31, 2020,
non-controlling
interest represented losses of Ps. 261,403 and Ps. 369,692, respectively, in PEMEX’s equity (deficit).
NOTE 19. CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceedings described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of June 30, 2021, and December 31, 2020, PEMEX had accrued a reserve of Ps. 8,820,440 and Ps. 8,321,816, respectively, for these contingent liabilities.
As of June 30, 2021, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•
On April 4, 2011, Pemex Exploration and Production was summoned before the
Séptima Sala Regional Metropolitana
(Seventh Regional Metropolitan Court) of the
Tribunal Federal de Justicia Fiscal y Administrativa
(Tax and Administrative Federal Court) in connection with an administrative claim (No.
4957/11-17-07-1)
filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No.
13620/15-17-06)
against Pemex Exploration and Production before the
Sexta Sala Regional Metropolitana
(Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the
Segunda Sección de la Sala Superior
(“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the
Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito
(Third Administrative Joint Court of the First Circuit), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, among others. Pemex Exploration and Production filed an amparo which was admitted. A motion to review was filed before the
Suprema Corte de Justicia de la Nación
(Supreme Court of Justice of the Nation), which is still pending as of the date of these financial statements.

F-4
1

•
On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R.L. de C.V. (“SUBSEA 7”) seeking U.S. $153,000 related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018, Pemex Exploration and Production filed a response to the arbitration request and its counterclaim. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence and the amount sought under this claim was increased to U.S. $310,484. On January 4, 2019, Pemex Exploration and Production filed a response to the claim. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held and on October 4, 2019 the parties filed their pleadings. The final award was issued on July 28, 2020, and notice was provided on July 30, 2020. Pemex Exploration and Production was ordered to pay U.S. $34,576 and Ps. 70,668. Pemex Exploration and Production filed a resolution to declare this award null and void and SUBSEA 7 was summoned. As of the date of these financial statements, the evidentiary stage is still pending.

•
On February 6, 2019, the
Sala Regional

del Golfo Norte
(North Gulf Regional Court) of the Tax and Administrative Federal Court summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim
(752/17-18-01-7)
filed by Micro Smart System de Mexico, S. de R.L. de C.V. (“Micro Smart System”), challenging a settlement statement dated March 14, 2017, related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 8, 2019, a response to this claim was admitted and evidence was filed by Pemex Exploration and Production. On July 1, 2019, the Second Section of the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff filed its pleadings. On February 13, 2020, the Second Section of the Superior Court declared that the plaintiff partially proved its claim and no payments shall be made by the defendant. On September 8, 2020, the judgment was published in the
Gaceta Judicial
(“Jurisdictional Gazette
”
). On September 29, 2020, Pemex Exploration and Production filed a motion to clarify this judgment, which was granted on November 24, 2020 and notified on December 10, 2020. On October 2, 2020 the plaintiff filed an amparo
against this judgment. On June 11, 2021, the court approved Micro Smart System’s motion requesting the court deny the entry of Pemex Exploration and Production’s expert. On June 17, 2021, Pemex Exploration and Production filed a motion seeking to declare the inadmissibility of Micro Smart System’s prior motion. As of the date of these financial statements, a final resolution is still pending.

•
On October 18, 2019, the
Sala Regional Peninsular
(Regional Peninsular Court) of the
Tribunal Federal de Justicia Administrativa
(Federal Justice Administrative Court) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim
(91/19-16-01-9)
filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S. $137.3 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On March 28, 2020, a notification dated February 10, 2020 was received in which the extended claim was admitted. On February 10, 2020 the expert appointed by the plaintiff was accepted. On February 18, 2020 an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On June 1, 2020 an independent expert was designated. As of the date of these financial statements, this designation is still pending.

•
Tech Man Group, S.A. de C.V. filed an administrative claim
(7804/18-17-09-8)
against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract
(CO-OF-019-4008699-11)
before the
Tribunal Fiscal de Justicia Administrativa
(Fiscal Court of Administrative Justice). On June 25, 2019, a response was filed by Pemex Industrial Transformation as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020, Pemex Industrial Transformation requested the
Tribunal Fiscal de Justicia Administrativa
(Fiscal Court of Administrative Justice) to appoint a new accounting expert since the previous appointed expert rejected his designation. On March 2, 2020, the independent construction expert filed his opinion. On August 7, 2020, the
Novena Sala Regional Metropolitana
(Ninth Regional Metropolitan Court) of the Federal Justice Court appointed an independent accounting expert, who filed his report on December 7, 2020. As of the date of these financial statements, a final resolution is still pending.

•
Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file
No. 4742/19-17-01-7)
seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S. $51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. As of the date of these financial statements, a final resolution is still pending.

•
On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no.
11590/17-17-06-2)
filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S. $12,820 and to have the settlement certificate dated March 22, 2017 related to a services agreement declared null and void. On May 16, 2019, the “Second Section of the Superior Court issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the
Décimo Primer Tribunal Colegiado en Materia Administrativa
(“Eleventh Administrative Joint Court”) admitted an
amparo
(no. 399/2019) filed by the plaintiff. On August 8, 2019, the defendant filed its pleadings. On April 22, 2021 the Eleventh Administrative Joint Court denied the amparo
and confirmed the judgment dated May 16, 2019. As of the date of these financial statements, this claim has concluded.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

F-4
2

NOTE 20. SUBSEQUENT EVENTS
During the period from June 30 to September
24
, 2021

A.	Recent financing activities

•	On July 8, 2021, Petróleos Mexicanos entered into a U.S. $300,000 term loan due July 2024, which bears interest at a floating rate linked to LIBOR plus 320 basis points.

•
On July 16, 2021, Petróleos Mexicanos entered into a U.S. $750,000 term loan due January 2023, which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by Petróleos Mexicanos long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•
On July 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in January 2021 for Ps. 4,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,000,000 and a term of 120 days at a rate linked to TIIE plus 257.5 basis points.

•
On July 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in January 2021 for Ps. 2,500,000 and an original term of 180 days. This renewal was carried out for Ps. 3,500,000 and a term of 161 days at a rate linked to TIIE plus 240 basis points.

•	On September 13, 2021, Petróleos Mexicanos entered into a U.S. $500,000 term loan due December 2021, which bears interest at a floating rate linked to LIBOR plus 200 basis points.

•
On September 21, 2021, Petróleos Mexicanos entered into a U.S. $300,000 promissory notes in three tranches due December 2021. These tranches bear interest at a floating rate linked to LIBOR plus 200 to 245 basis points.

As of June 30, 2021, the outstanding amount under PMI Trading revolving credit line was U.S.
$2,273,199.
From
July 1
to
September 24
, 2021, PMI Trading obtained U.S.
 $7,040,647 from its revolving credit line and repaid U.S. $6,986,054.
As of
September 24
, 2021, the outstanding amount under this revolving credit line was U.S.
$2,327,793.
As of September 24, 2021, Petróleos Mexicanos had U.S.
$5,500,000 and Ps. 37,000,000
in available credit lines in order to provide liquidity, of which U.S.
$325,000

and Ps. 12,000,000 remain currently available.

B.	Exchange rates and crude oil prices
As of September 24, 2021, the Mexican
peso-U.S.
dollar exchange rate was
Ps. 20.0328

per U.S. dollar which represents a
1.2
% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2021, which was
Ps. 19.8027

per U.S. dollar. This increase in U.S. dollar exchange rate from June 30, 2021 to September 24, 2021, has led to an increase of
Ps. 22,634,447

in PEMEX’s foreign exchange loss as of September 24, 2021.
As of September 24, 2021, the weighted aver
a
ge price of the crude oil exported by PEMEX was U.S.
$70.59

per barrel as compared to the average price as of June 30, 2021 which was
U.S.
$69.30

per barrel, this represents a price increase of approximately

1.9%.

C.	Contributions from the Mexican Government
During the period from July 1 to September 24, 2021, the Mexican Government made the following contributions to Petróleos Mexicanos through the Ministry of Energy in order to support the construction of the Dos Bocas Refinery:

Date	Amount
July 5	Ps.	4,000,000
July 22		3,780,000
August 2		32,596,000
August 9		1,500,000
August 17		1,500,000
August 25		2,000,000
August 31		4,000,000

Tota l	Ps.	49,376,000

In July 2021, PEMEX received Ps. 3,712,354 in non-refundable funds from FONADIN for payments to contractors of the Tula Refinery rehabilitation project. This amount was recognized as other revenues in PEMEX´s statements of comprehensive income in July 2021.

NOTE 21. SUBSIDIARY GUARANTOR INFORMATION
The following unaudited consolidating information presents: (i) unaudited condensed consolidated statements of financial position at June 30, 2021 and December 31, 2020 and (ii) unaudited condensed consolidated statements of comprehensive income and cash flows for the six-month
periods ended June 30, 2021 and 2020, of Petróleos Mexicanos, the Subsidiary Guarantors and the
Non-Guarantor
Subsidiaries (as defined below).
These unaudited condensed consolidated statements were prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, with one exception: for the purposes of the presentation of the subsidiary guarantor information, the Subsidiary Entities and Subsidiary Companies have been accounted for as investments under the equity method by Petróleos Mexicanos. Earnings of subsidiaries are therefore reflected in Petróleos Mexicanos’ investment account and earnings. The principal elimination entries eliminate Petróleos Mexicanos’ investment in subsidiaries and inter-company balances and transactions. Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics (collectively, the “Subsidiary Guarantors”) and Pemex Fertilizers (merged with Pemex Industrial Transformation as of December 31, 2020) are 100%-owned subsidiaries of the Mexican Government. The guarantees by the Subsidiary Guarantors of Petróleos Mexicanos’ payment obligations under this indebtedness are full, unconditional, joint and several. Pemex Fertilizers (merged with Pemex Industrial Transformation as of December 31, 2020), Pemex Finance Ltd. and the Subsidiary Companies collectively comprise the non-guarantor
subsidiaries (the
“Non-Guarantor
Subsidiaries”).
The Pemex Project Funding Master Trust (the “Master Trust”), which was a trust formed for the purpose of financing PEMEX’s projects, was dissolved effective December 20, 2011 and is no longer consolidated in the financial statements of PEMEX as of December 31, 2011 and thereafter.
The following table sets forth, as of June 30, 2021, the principal amount outstanding of the registered debt securities originally issued by the Master Trust. As noted above, Petróleos Mexicanos has assumed, as primary obligor, all of the obligations of the Master Trust under these debt securities. The obligations of Petróleos Mexicanos are guaranteed by the Subsidiary Guarantors:
Table 1: Registered Debt Securities originally issued by the Master Trust and Assumed by Petróleos Mexicanos

Security	Primary obligor	Guarantors	Principal amount outstanding (U.S. $)

6.625% Guaranteed Bonds due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,749,000

6.625% Guaranteed Bonds due 2038	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	491,175

8.625% Bonds due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	89,609

8.625% Guaranteed Bonds due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	63,705

9.50% Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	219,217
The following table sets forth, as of June 30, 2021, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

Table 2: Registered Debt Securities originally issued by Petróleos Mexicanos

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)

Floating Rate Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	500,448

9.50% Global Guaranteed Bonds due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	102,149

3.500% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,143,938

4.875% Notes due 2024	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,031,954

6.625% Notes due 2035	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,749,000

6.500% Bonds due 2041	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,521

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)

4.875% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	639,371

5.375% Notes due 2022	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	447,340

5.50% Bonds due 2044	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	793,638

6.375% Bonds due 2045	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,560,461

5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	947,279

4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,386,032

4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	790,153

6.875% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,970,334

4.625% Notes due 2023	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	895,444

6.750% Bonds due 2047	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,997,558

Security	Issuer	Guarantors	Principal amount outstanding (U.S. $)

5.350% Notes due 2028	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,482,468

6.350% Bonds due 2048	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,882,540

6.500% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	5,478,577

5.950% Notes due 2031	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,777,381

6.490% Notes due 2027	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	2,341,377

6.840% Notes due 2030	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	4,387,135

6.950% Bonds due 2060	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	3,796,812

7.690% Bonds due 2050	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	8,047,831

6.500% Notes due 2029	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	1,986,963

Petróleos Mexicanos is the only PEMEX entity that had debt securities registered with the SEC outstanding as of June 30, 2021 and as of the date of these unaudited condensed consolidated interim financial statements, and all guaranteed debt is issued by Petróleos Mexicanos. The guaranties of the Subsidiary Guarantors are full and unconditional and joint and several. PEMEX’s management has not presented separate financial statements for the Subsidiary Guarantors, because it has determined that such information is not material to investors.
UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
UNAUDITED STATEMENT OF FINANCIAL POSITION
As of June 30, 2021

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	15,086,771	Ps.	6,892,997	Ps.	19,556,201	Ps.	—	Ps.	41,535,969
Trade and other accounts receivable, derivative financial instruments and other current assets		36,859,198		165,218,269		84,424,267		—		286,501,734
Accounts receivable—inter-company		952,064,764		1,070,252,664		134,804,673		(2,157,122,101)		—
Inventories		970,258		52,132,730		30,039,002		—		83,141,990

Total current assets		1,004,980,991		1,294,496,660		268,824,143		(2,157,122,101)		411,179,693
Long-term receivables—intercompany		1,736,131,257		—		726,859		(1,736,858,116)		—
Investments in joint ventures and associates		(1,166,598,920)		99,149,864		73,380,993		1,002,685,475		8,617,412
Wells, pipelines, properties, plant and equipment-net		8,078,854		1,216,736,628		78,635,251		—		1,303,450,733
Long-term notes receivables		(84)		858,732		—		—		858,648
Right of use		849,593		54,848,216		1,273,121		—		56,970,930
Deferred taxes		49,887,093		31,863,657		3,377,281		—		85,128,031
Intangible assets		139,321		21,777,274		1,087,179		—		23,003,774
Long-term portion of Government Bonds		110,783,999		—		—		—		110,783,999
Other assets		—		941,913		36,084,845		—		37,026,758

Total assets		1,744,252,104		2,720,672,944		463,389,672		(2,891,294,742)		2,037,019,978

Liabilities
Current liabilities
Current portion of long-term debt		453,506,671		2,623,808		46,924,431		—		503,054,910
Accounts payable—inter-company		1,299,462,555		763,863,075		91,718,383		(2,155,044,013)		—
Other current liabilities		16,798,227		295,764,819		56,960,490		—		369,523,536

Total current liabilities		1,769,767,453		1,062,251,702		195,603,304		(2,155,044,013)		872,578,446
Long-term debt		1,737,685,333		26,098,811		13,064,349		—		1,776,848,493
Long-term payables—inter-company		—		1,736,935,797		2,000,407		(1,738,936,204)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		310,320,676		1,140,314,227		10,218,093		—		1,460,852,996

Total liabilities		3,817,773,462		3,965,600,537		220,886,153		(3,893,980,217)		4,110,279,935

Equity (deficit), net		(2,073,521,358)		(1,244,927,593)		242,503,519		1,002,685,475		(2,073,259,957)

Total liabilities and equity	Ps.	1,744,252,104	Ps.	2,720,672,944	Ps.	463,389,672	Ps.	(2,891,294,742)	Ps.	2,037,019,978

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
UNAUDITED STATEMENT OF FINANCIAL POSITION
As of December 31, 2020

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Assets
Current assets
Cash and cash equivalents	Ps.	9,394,220	Ps.	4,970,074	Ps.	25,625,487	Ps.	—	Ps.	39,989,781
Trade and other accounts receivable, derivative financial instruments and other current assets		46,962,377		139,800,991		50,500,929		—		237,264,297
Accounts receivable—inter-company		800,429,251		1,061,537,492		131,931,674		(1,993,898,417)		—
Inventories		889,543		41,946,007		9,770,111		—		52,605,661

Total current assets		857,675,391		1,248,254,564		217,828,201		(1,993,898,417)		329,859,739
Long-term receivables—intercompany		1,824,398,719		—		988,069		(1,825,386,788)		—
Investments in joint ventures and associates		(1,358,455,811)		45,295,025		75,662,389		1,249,513,526		12,015,129
Wells, pipelines, properties, plant and equipment-net		8,548,022		1,209,708,979		57,872,520		—		1,276,129,521
Long-term notes receivables		1,999		884,828		—		—		886,827
Right of use		759,133		56,949,499		1,486,625		—		59,195,257
Deferred taxes		59,277,027		45,431,025		3,821,147		—		108,529,199
Intangible assets		25,650		21,639,537		1,110,597		—		22,775,784
Mexican Government Bonds		111,512,962		—		—		—		111,512,962
Other assets		—		780,426		6,803,084		—		7,583,510

Total assets		1,503,743,092		2,628,943,883		365,572,632		(2,569,771,679)		1,928,487,928

Liabilities
Current liabilities
Current portion of long-term debt		334,770,935		6,642,039		49,684,293		—		391,097,267
Accounts payable—inter-company		1,360,720,755		552,292,445		78,413,852		(1,991,427,052)		—
Other current liabilities		18,629,284		325,647,266		37,036,254		—		381,312,804

Total current liabilities		1,714,120,974		884,581,750		165,134,399		(1,991,427,052)		772,410,071
Long-term debt		1,825,964,253		27,513,661		14,152,136		—		1,867,630,050
Long-term payables—inter-company		—		1,825,630,931		2,227,221		(1,827,858,152)		—
Employee benefits, provisions for sundry creditors, other liabilities and deferred taxes		368,754,587		1,315,022,188		9,398,062		—		1,693,174,837

Total liabilities		3,908,839,814		4,052,748,530		190,911,818		(3,819,285,204)		4,333,214,958

Equity (deficit), net		(2,405,096,722)		(1,423,804,647)		174,660,814		1,249,513,525		(2,404,727,030)

Total liabilities and equity	Ps.	1,503,743,092	Ps.	2,628,943,883	Ps.	365,572,632	Ps.	(2,569,771,679)	Ps.	1,928,487,928

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
UNAUDITED STATEMENT OF COMPREHENSIVE INCOME
For the
six-month
period ended June 30, 2021

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	800,966,965	Ps.	321,001,515	Ps.	(459,043,335)	Ps.	662,925,145
Services income		32,644,460		43,988,258		3,960,253		(78,529,244)		2,063,727

Total sales revenues		32,644,460		844,955,223		324,961,768		(537,572,579)		664,988,872
Reversal of impairment of wells, pipelines, properties, plant and equipment		—		32,192,460		—		—		32,192,460
Cost of sales		525,033		656,087,010		313,505,643		(506,278,966)		463,838,720

Gross income		32,119,427		221,060,673		11,456,125		(31,293,613)		233,342,612
Total general expenses		35,124,862		66,703,145		3,589,975		(31,253,875)		74,164,107
Other revenues (expenses), net		172,365		3,125,491		1,184,549		45,192		4,527,597

Operating income		(2,833,070)		157,483,019		9,050,699		5,454		163,706,102

Financing cost, net		(29,571,084)		(39,488,898)		(2,234,477)		(5,455)		(71,299,914)
Foreign exchange income, net		654,054		22,795,098		146,801		—		23,595,953
Profit (loss) sharing in joint ventures and associates		7,786,262		(212,042)		(3,403,082)		(7,379,422)		(3,208,284)

(Loss) income before taxes, duties and other		(23,963,838)		140,577,177		3,559,941		(7,379,423)		112,793,857
Total taxes, duties and other		(1,078,490)		136,188,975		676,736		—		135,787,221

Net (loss) income for the period		(22,885,348)		4,388,202		2,883,205		(7,379,423)		(22,993,364)
Total other comprehensive result		55,370,722		187,364,075		(1,448,360)		—		241,286,437

Total comprehensive result for the period		32,485,374		191,752,277		1,434,845		(7,379,423)		218,293,073

UNAUDITED SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
UNAUDITED STATEMENT OF COMPREHENSIVE INCOME
For the
six-month
period ended June 30, 2020

	Petróleos Mexicanos		Subsidiary guarantors		Non-guarantor subsidiaries		Eliminations		PEMEX consolidated
Net sales	Ps.	—	Ps.	533,407,648	Ps.	227,599,887	Ps.	(297,624,586)	Ps.	463,382,949
Services income		50,315,491		47,379,283		5,090,526		(100,365,074)		2,420,226

Total sales revenues		50,315,491		580,786,931		232,690,413		(397,989,660)		465,803,175
Reversal of impairment of wells, pipelines, properties, plant and equipment		—		7,924,576		—		—		7,924,576
Cost of sales		551,331		513,616,989		228,454,819		(346,423,881)		396,199,258

Gross income		49,764,160		75,094,518		4,235,594		(51,565,779)		77,528,493
Total general expenses		37,377,566		92,033,201		3,387,125		(51,354,230)		81,443,662
Other revenues (expenses), net		(81,975)		1,090,519		3,318,868		203,397		4,530,809

Operating income		12,304,619		(15,848,164)		4,167,337		(8,152)		615,640

Financing cost, net		(21,987,078)		(77,701,844)		(2,929,173)		8,152		(102,609,943)
Foreign exchange income, net		(19,881,523)		(398,111,928)		(1,667,464)		—		(419,660,915)
Profit (loss) sharing in joint ventures and associates		(574,057,225)		(2,705,511)		(10,336,517)		586,288,629		(810,624)

(Loss) income before taxes, duties and other		(603,621,207)		(494,367,447)		(10,765,817)		586,288,629		(522,465,842)
Total taxes, duties and other		2,840,002		76,753,612		4,527,867		—		84,121,481

Net (loss) income for the period		(606,461,209)		(571,121,059)		(15,293,684)		586,288,629		(606,587,323)

Total other comprehensive result		(54,170)		—		25,625,604		—		25,571,434

Total comprehensive result for the period	Ps.	(606,515,379)	Ps.	(571,121,059)	Ps.	10,331,920	Ps.	586,288,629	Ps.	(581,015,889)

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the
six-month
period ended June 30, 2021

		Petróleos	Subsidiary		Non-guarantor					PEMEX
		Mexicanos	guarantors		subsidiaries		Eliminations			consolidated
Operating activities:
Net (loss) income for the period	Ps.	(22,885,348)	Ps.	4,388,202	Ps.	2,883,205	Ps.	(7,379,423)	Ps.	(22,993,364)
Income tax and duties		(1,078,490)		136,188,975		676,736		—		135,787,221
Depreciation and amortization		471,945		66,721,551		1,004,371		—		68,197,867
Amortization of intangible assets		32,696		14,715		33,864		—		81,275
(Reversal of impairment) of wells, pipelines, properties, plant and equipment		—		(32,192,460)		—		—		(32,192,460)
Capitalized unsuccessful wells		—		6,476		—		—		6,476
Unsuccessful wells from intangible assets		—		4,663,242		—		—		4,663,242
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		—		49,105		998,063		—		1,047,168
Impairment of rights of use		—		213,260		—		—		213,260
Depreciation of rights of use		336,354		2,375,342		542,467		—		3,254,163
Unrealized foreign exchange loss of reserve for well abandonment		—		1,620,504		—		—		1,620,504
Profit (loss) sharing in joint ventures and associates		(7,495,934)		(41,685)		3,582,218		7,163,685		3,208,284
Unrealized foreign exchange (income)		(21,622,701)		(1,235,258)		(1,059,035)		—		(23,916,994)
Interest expense		68,588,713		4,321,047		1,253,308		—		74,163,068
Interest income		(3,029,165)		(12,098,820)		(93,017)		—		(15,221,002)
Funds (used in) from operating activities:
Taxes		9,777,432		(108,153,727)		(1,996,844)		—		(100,373,139)
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities		8,997,111		(55,957,700)		(38,289,613)		—		(85,250,202)
Employee benefits		(3,102,914)		12,719,492		(1,177,642)		—		8,438,936
Inter-company charges and deductions		34,282,561		(75,335,676)		61,974,656		(20,921,541)		—

Cash flows from (used in) operating activities		63,272,260		(51,733,415)		30,332,737		(21,137,279)		20,734,303
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets		(149,157)		(58,095,378)		(16,596,538)		—		(74,841,073)
Other assets and other receivables		214,888		1,998,987		(29,355,311)		—		(27,141,436)
(Increase) decrease due to Inter-company investing		(96,093,496)		—		261,210		95,832,286		—

Cash flows (used in) investing activities		(96,027,765)		(56,096,391)		(45,690,639)		95,832,286		(101,982,509)
Financing activities:
Increase in equity due to Certificates of Contribution “A”		113,174,000		—		—		—		113,174,000
Interest received for long-term receivables from the Mexican Government		3,472,081		—		—		—		3,472,081
Lease payments of principal and interest		(220,085)		(4,382,291)		(588,674)		—		(5,191,050)
Loans obtained from financial institutions		235,597,947		14,697		510,844,611		—		746,457,255
Debt payments, principal only		(179,481,640)		(6,045,282)		(513,687,679)		—		(699,214,601)
Interest paid		(72,836,046)		(2,709,889)		(1,062,872)		—		(76,608,807)
Inter-company increase (decrease) financing		(61,258,201)		122,875,494		13,077,714		(74,695,007)		—

Cash flows provided by financing activities:		38,448,056		109,752,729		8,583,100		(74,695,007)		82,088,878
Net increase (decrease) in cash and cash equivalents		5,692,551		1,922,923		(6,774,802)		—		840,672
Effects of change in cash value		—		—		705,516		—		705,516
Cash and cash equivalents at the beginning of the year		9,394,220		4,970,074		25,625,487		—		39,989,781

Cash and cash equivalents at the end of the period		15,086,771		6,892,997		19,556,201		—		41,535,969

SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION
STATEMENT OF CASH FLOWS
For the
six-month
ended June 30, 2020

	Petróleos		Subsidiary		Non-guarantor				PEMEX
	Mexicanos		guarantors		subsidiaries		Eliminations		consolidated
Operating activities:
Net (loss) income for the period	Ps.	(606,461,209)	Ps.	(571,121,059)	Ps.	(15,293,684)	Ps.	586,288,629	Ps.	(606,587,323)
Income tax and duties		2,840,002		76,753,612		4,527,866		—		84,121,480
Depreciation and amortization		537,871		63,050,428		736,476		—		64,324,775
Amortization of intangible assets		122,057		43,171		25,516		—		190,744
(Reversal of impairment) of wells, pipelines, properties, plant and equipment		—		(7,924,576)		—		—		(7,924,576)
Capitalized unsuccesful wells		—		3,237,075		—		—		3,237,075
Unsuccesful wells from intangible assets		—		4,258,607		—		—		4,258,607
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		93,961		1,444,556		505,319		—		2,043,836
Depreciation of rights of use		321,332		2,748,028		622,186		—		3,691,546
Unrealized foreign exchange loss of reserve for well abandonment		—		1,770,407		—		—		1,770,407
Gains on disposal of subsidiary companies		—		—		(833,180)		—		(833,180)
Profit (loss) sharing in joint ventures and associates		586,190,213		(12,654)		823,278		(586,190,213)		810,624
Unrealized foreign exchange loss		368,863,357		18,309,842		10,521,377		—		397,694,576
Interest expense		72,190,326		21,891,076		2,760,097		—		96,841,499
Interest income		(3,966,492)		—		—		—		(3,966,492)
Funds (used in) from operating activities:
Taxes		(344,841)		(92,741,623)		(4,933,342)		—		(98,019,806)
Accounts receivable, accounts payable, derivative financial instruments and accrued liabilities		13,444,386		(35,665,214)		11,821,703		—		(10,399,125)
Employee benefits		9,236,204		29,502,245		(5,440,306)		—		33,298,143
Inter-company charges and deductions		(129,797,486)		81,422,717		51,097,058		(2,722,289)		—

Cash flows from (used in) operating activities		313,269,681		(403,033,362)		56,940,364		(2,623,873)		(35,447,190)
Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment and intangible assets		(100,682)		(54,144,400)		(8,467,531)		—		(62,712,613)
Other assets and other receivables		(68,529)		1,825,534		(1,510,037)		—		246,968
(Increase) decrease due to Inter-company investing		(435,742,972)		—		(437)		435,743,409		—

Cash flows (used in) investing activities		(435,912,183)		(52,318,866)		(9,978,005)		435,743,409		(62,465,645)
Financing activities:
Increase in equity due to Certificates of Contribution “A”		46,063,000		—		—		—		46,063,000
Interest received for long-term receivable from the
Mexican Government		4,983,670		—		—		—		4,983,670
Lease payments of principal and interest		(328,344)		(5,135,268)		(696,059)		—		(6,159,671)
Loans obtained from financial institutions		346,691,795		—		229,673,481		—		576,365,276
Debt payments, principal only		(235,172,486)		(2,761,886)		(256,921,531)		—		(494,855,903)
Interest paid		(62,253,347)		(2,911,906)		(2,713,931)		—		(67,879,184)
Inter-company increase (decrease) financing		7,369,142		466,203,386		(40,452,992)		(433,119,536)		—

Cash flows from (used in) financing activities:		107,353,430		455,394,326		(71,111,032)		(433,119,536)		58,517,188
Net increase (decrease) in cash and cash equivalents		(15,289,072)		42,098		(24,148,673)		—		(39,395,647)
Effects of change in cash value		—		—		16,035,097		—		16,035,097
Cash and cash equivalents at the beginning of the year		28,234,857		4,826,057		27,560,717		—		60,621,631

Cash and cash equivalents at the end of the period	Ps.	12,945,785	Ps.	4,868,155	Ps.	19,447,141	Ps.	—	Ps.	37,261,081

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Managing Director of Treasury
Date: September 28, 2021
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.